   AS FILED WITH THE SECURITIES AND EXCHANGE COMMISSION ON SEPTEMBER 30, 1998
                                                      REGISTRATION NO. 333-
--------------------------------------------------------------------------------
--------------------------------------------------------------------------------
                                 UNITED STATES
                       SECURITIES AND EXCHANGE COMMISSION
                             WASHINGTON, D.C. 20549
                            ------------------------

                                   FORM SB-2
            REGISTRATION STATEMENT UNDER THE SECURITIES ACT OF 1933
                            ------------------------

                                 EVERCEL, INC.
       (Exact name of small business issuer as specified in its charter)

                DELAWARE                                 3691,3699                                APPLIED FOR
       (STATE OR JURISDICTION OF                (PRIMARY STANDARD INDUSTRIAL                    (I.R.S. EMPLOYER
     INCORPORATION OR ORGANIZATION)             CLASSIFICATION CODE NUMBER)                  IDENTIFICATION NUMBER)

                            ------------------------

                              3 GREAT PASTURE ROAD
                           DANBURY, CONNECTICUT 06813
                                 (203) 825-6000
         (Address and Telephone Number of Principal Executive Offices)
                         ------------------------------

                              3 GREAT PASTURE ROAD
                           DANBURY, CONNECTICUT 06813
                                 (203) 825-6000
(Address of principal place of business or intended principal place of business)
                         ------------------------------

                                JERRY D. LEITMAN
                                    CHAIRMAN
                                 EVERCEL, INC.
                              3 GREAT PASTURE ROAD
                           DANBURY, CONNECTICUT 06813
                                 (203) 825-6000
           (Name, address and telephone number of Agent for Service)
                         ------------------------------

                                   COPIES TO:

                           KEVIN P. MALLERY, ESQUIRE
                         BROWN, RUDNICK, FREED & GESMER
                                  CityPlace I
                               185 Asylum Street
                          Hartford, Connecticut 06103
                                 (860) 509-6500
                            ------------------------

                  APPROXIMATE DATE OF PROPOSED SALE TO THE PUBLIC:
As soon as practicable after the effective date of this Registration Statement.
                         ------------------------------

    If this form is filed to register additional securities for an offering pursuant to Rule 462(b) under the Securities Act, check the following box and list the Securities Act registration statement number of the earlier effective registration statement for the same offering. / /

    If this form is a post-effective amendment filed pursuant to Rule 462(c) under the Securities Act, check the following box and list the Securities Act registration statement number of the earlier effective registration statement for the same offering. / /

    If this form is a post-effective amendment filed pursuant to Rule 462(d) under the Securities Act, check the following box and list the Lsecurities Act registration statement number of the earlier effective registration statement for the same offering. / /

    If delivery of the prospectus is expected to be made pursuant to Rule 434, check the following box. / /

                        CALCULATION OF REGISTRATION FEE

              TITLE OF EACH CLASS OF                                     PROPOSED MAXIMUM    PROPOSED MAXIMUM       AMOUNT OF
                 SECURITIES TO BE                      AMOUNT TO BE     OFFERING PRICE PER  AGGREGATE OFFERING     REGISTRATION
                    REGISTERED                          REGISTERED             UNIT               PRICE               FEE(1)
Rights(2).........................................     4,128,273(3)             --                  --                  --
Common Stock, $.01 par value......................     4,128,273(4)           $2.00             $8,256,546          $2,436.00

(1) Calculated pursuant to Rule 457(o)

(2) The Company is granting at no cost to holders of its outstanding Common Stock transferable subscription rights ("Rights") to subscribe for and purchase additional shares of the Company's Common Stock at $2.00 per share. Stockholders will receive one Right for each share of Common Stock of the Company held by them on the Record Date.

(3) Represents one Right for each share of Common Stock estimated to be outstanding as of the Record Date, based upon the number of shares of common stock of Energy Research Corporation outstanding as of September 28, 1998.

(4) Represents one share of Common Stock issuable pursuant to the exercise of each Right granted in respect of the shares of Common Stock estimated to be outstanding as of the Record Date.
                         ------------------------------

    THE REGISTRANT HEREBY AMENDS THIS REGISTRATION STATEMENT ON SUCH DATE OR DATES AS MAY BE NECESSARY TO DELAY ITS EFFECTIVE DATE UNTIL THE REGISTRANT SHALL FILE A FURTHER AMENDMENT WHICH SPECIFICALLY STATES THAT THIS REGISTRATION STATEMENT SHALL THEREAFTER BECOME EFFECTIVE IN ACCORDANCE WITH SECTION 8(A) OF THE SECURITIES ACT OF 1933 OR UNTIL THE REGISTRATION STATEMENT SHALL BECOME EFFECTIVE ON SUCH DATE AS THE COMMISSION, ACTING PURSUANT TO SAID SECTION 8(A), MAY DETERMINE.

--------------------------------------------------------------------------------
--------------------------------------------------------------------------------

                SUBJECT TO COMPLETION, DATED SEPTEMBER 30, 1998
INFORMATION CONTAINED HEREIN IS SUBJECT TO COMPLETION OR AMENDMENT. A REGISTRATION STATEMENT RELATING TO THESE SECURITIES HAS BEEN FILED WITH THE SECURITIES AND EXCHANGE COMMISSION. THESE SECURITIES MAY NOT BE SOLD NOR MAY OFFERS TO BUY BE ACCEPTED PRIOR TO THE TIME THE REGISTRATION STATEMENT BECOMES EFFECTIVE. THIS PROSPECTUS SHALL NOT CONSTITUTE AN OFFER TO SELL OR THE SOLICITATION OF AN OFFER TO BUY NOR SHALL THERE BE ANY SALE OF THESE SECURITIES IN ANY STATE IN WHICH SUCH OFFER, SOLICITATION OR SALE WOULD BE UNLAWFUL PRIOR TO REGISTRATION OR QUALIFICATION UNDER THE SECURITIES LAWS OF ANY SUCH STATE.

                                                                      PROSPECTUS

                        4,128,273 SHARES OF COMMON STOCK

                                 EVERCEL, INC.

                                RIGHTS OFFERING
                               ------------------

    Evercel, Inc., a Delaware corporation (the "Company"), is granting at no cost to holders of the Company's outstanding shares of common stock, par value $.01 per share ("Common Stock" or "Company Common Stock"), of record at the
close of business on October   , 1998 (the "Record Date"), transferable
subscription rights (the "Rights") to subscribe for and purchase additional shares of Company Common Stock (the "Rights Offering") for a price of $2.00 per share (the "Subscription Price"). Stockholders of the Company will receive one transferable Right for each share of Common Stock held by them on the Record Date. Rights holders may purchase one share of Company Common Stock for each Right held. Each Right also carries the right to subscribe (the "Oversubscription Privilege") at the Subscription Price for shares of Company Common Stock that are not otherwise purchased pursuant to the exercise of Rights. See "THE RIGHTS OFFERING-- Subscription Privileges --Oversubscription Privilege." The Rights are evidenced by transferable certificates. The issuance of shares pursuant to the exercise of Rights is not conditioned upon the sale of any minimum number shares of Company Common Stock in the Rights Offering.

    The Rights will expire at 5:00 p.m., Eastern time, on December   , 1998
unless extended by the Company (as extended, the "Expiration Date"). The Company will not, in any event, extend the Expiration Date beyond January 31, 1999. Failure to exercise Rights could result in substantial dilution to non-exercising stockholders. See "RISK FACTORS--Dilution from Rights Offering." This Rights Offering is being made on an any or all basis, which means that the Company may accept any subscriptions received even if all 4,128,273 shares of Company Common Stock are not purchased. See "RISK FACTORS--No Minimum Size of Rights Offering."

    The Company was formed as a wholly-owned subsidiary of Energy Research Corporation, a New York corporation ("ERC") on June 22, 1998. ERC expects to transfer to the Company the principal assets related to its battery business group ("Battery Business Group"), and the Company will assume certain liabilities related to those assets, effective on or about October 31, 1998. Immediately prior to the grant of the Rights by the Company, ERC will distribute to its stockholders (the "Distribution") one share of Company Common Stock for each share of Common Stock of ERC that such stockholders hold. As of September 28, 1998, 4,128,273 shares of ERC Common Stock were outstanding. The
Distribution is expected to occur on or about November   , 1998 (the
"Distribution Date"). See "THE DISTRIBUTION." Prior to the Rights Offering and the Distribution Date, there has been no public market for the Company Common Stock or the Rights. The Company expects to seek approval for trading of the Common Stock and the Rights on The Nasdaq Stock Market. The Subscription Price has been determined by the Company's Board of Directors without consultation with any underwriter and may not reflect the actual value of the Company Common Stock. See "RISK FACTORS--Offering Price Not Based on Actual Value."
                            ------------------------

    SEE "RISK FACTORS" BEGINNING ON PAGE 9 FOR A DISCUSSION OF CERTAIN FACTORS THAT SHOULD BE CONSIDERED BY PROSPECTIVE PURCHASERS OF THE SECURITIES OFFERED HEREBY.
                             ---------------------
 THESE SECURITIES HAVE NOT BEEN APPROVED OR DISAPPROVED BY THE SECURITIES AND
     EXCHANGE COMMISSION OR ANY STATE SECURITIES COMMISSION NOR HAS THE SECURITIES AND EXCHANGE COMMISSION OR ANY STATE SECURITIES COMMISSION
         PASSED UPON THE ACCURACY OR ADEQUACY OF THIS PROSPECTUS. ANY
            REPRESENTATION TO THE CONTRARY IS A CRIMINAL OFFENSE.

                                                               UNDERWRITING DISCOUNTS             PROCEEDS TO
                                    PRICE TO PUBLIC               AND COMMISSIONS                  ISSUER (1)
Per Share...................             $2.00                           $0                          $2.00
Total.......................           $8,256,546                        $0                        $8,256,546

------------------------

(1) Before deducting expenses payable by the Company estimated at $500,000.
                         ------------------------------

    The Rights and the underlying shares of Common Stock offered by this Prospectus are offered by the Company subject to prior sale, to withdrawal, cancellation or modification of the offer without notice, to delivery to and acceptance by the Company and to certain further conditions. It is expected that delivery of the shares will be made at the offices of Continental Stock Transfer
& Trust Company, on or about December   , 1998.

                            ------------------------

                The date of this Prospectus is October   , 1998.

                             ADDITIONAL INFORMATION

    The Company has filed with the Securities and Exchange Commission in Washington, D.C. a Registration Statement on Form SB-2 under the Securities Act of 1933, as amended, with respect to the Rights and the Common Stock offered by this Prospectus. For further information with respect to the Company and the Rights and the Common Stock offered hereby, reference is made to the Registration Statement and the exhibits listed in the Registration Statement. The Registration Statement can be examined at the Public Reference Section of the Securities and Exchange Commission at 450 Fifth Street, NW, Washington DC 20549, and copies may be obtained upon payment of the prescribed fees. The Commission maintains a Web site that contains reports, proxy and information statements and other information regarding issuers that file electronically with the Commission, including the Company, at (http://www.sec.gov).

    The Company will provide without charge to each person who receives a Prospectus, upon written or oral request, a copy of any of the information that was incorporated by reference in the Prospectus (not including exhibits to the information that is incorporated by reference unless the exhibits are themselves specifically incorporated by reference). Such requests should be directed to Louis P. Barth, Chief Financial Officer, Secretary and Treasurer, c/o Energy Research Corporation, 3 Great Pasture Road, Danbury, Connecticut 06813, (203) 825-6000.

              "SAFE HARBOR" STATEMENT UNDER THE PRIVATE SECURITIES
                         LITIGATION REFORM ACT OF 1995

    Forward-looking statements in this Prospectus, including without limitation statements relating to the adequacy of the Company's resources, expansion plans and licensing opportunities, are made pursuant to the safe harbor provisions of the Private Securities Litigation Reform Act of 1995. Investors are cautioned that such forward-looking statements involve risks and uncertainties, including without limitation: developments that affect the Company's joint venture partners or licensees; potential quarterly fluctuations in the Company's operating results; competition; risks associated with expansion; the Company's reliance on key employees; risks generally associated with the commercialization of its products; and other risks and uncertainties indicated from time-to-time in the Company's filings with the Securities and Exchange Commission.

                               PROSPECTUS SUMMARY

    THE FOLLOWING SUMMARY IS QUALIFIED IN ITS ENTIRETY BY REFERENCE TO THE MORE DETAILED INFORMATION AND THE FINANCIAL STATEMENTS AND NOTES THERETO (THE "FINANCIAL STATEMENTS") APPEARING ELSEWHERE IN THIS PROSPECTUS. ALL REFERENCES IN THIS PROSPECTUS TO THE TERM THE "COMPANY" PRIOR TO THE DISTRIBUTION DATE REFER TO THE BATTERY GROUP OF, AND AS OPERATED BY, ERC, UNLESS OTHERWISE REQUIRED BY THE CONTEXT. UNLESS OTHERWISE INDICATED, ALL INFORMATION IN THIS PROSPECTUS ASSUMES (I) THE TRANSFER BY ERC TO THE COMPANY OF THE PRINCIPAL ASSETS RELATED TO THE BATTERY BUSINESS GROUP OF ERC AND THE ASSUMPTION BY THE COMPANY OF CERTAIN RELATED LIABILITIES, (II) THE EXECUTION BY THE COMPANY AND ERC OF THE DISTRIBUTION AGREEMENT, THE TAX SHARING AGREEMENT, THE SERVICES AGREEMENT AND THE AGENCY AGREEMENT DESCRIBED HEREIN, (III) THE DISTRIBUTION TO THE STOCKHOLDERS OF ERC OF ONE SHARE OF COMPANY COMMON STOCK FOR EACH SHARE OF COMMON STOCK OF ERC HELD BY THEM, AND (IV) THE FILING OF AN AMENDED AND RESTATED CERTIFICATION OF INCORPORATION (THE "CERTIFICATE") AND THE ADOPTION OF THE RESTATED BY-LAWS (THE "BY-LAWS") OF THE COMPANY REFLECTING THE PROVISIONS DESCRIBED HEREIN. SEE "RISK FACTORS" FOR INFORMATION THAT SHOULD BE CONSIDERED BY PROSPECTIVE INVESTORS.

                    THE DISTRIBUTION AND THE RIGHTS OFFERING

    The Company was formed as a wholly-owned subsidiary of Energy Research Corporation, a New York corporation ("ERC") on June 22, 1998. ERC expects to transfer to the Company the principal assets related to its battery business group (the "Battery Business Group"), and the Company will assume certain liabilities related to those assets, on or about October 31, 1998. Immediately prior to the grant of the Rights (defined below) by the Company, ERC will distribute to its stockholders one share of Company Common Stock for each share of common stock, $.0001 par value of ERC ("ERC Common Stock") that such stockholders hold (the "Distribution"). As of September 28, 1998, 4,128,273 shares of ERC Common Stock were outstanding. The Distribution is expected to
occur on or about November   , 1998 (the "Distribution Date"). See "THE
DISTRIBUTION."

    Immediately after the Distribution, the Company is granting at no cost to holders of its Common Stock as of the Record Date, transferable subscription rights to subscribe for and purchase additional shares of Company Common Stock (a "Right") at a purchase price of $2.00 per share. Each holder of Common Stock of the Company will receive one transferable Right for each share of Common
Stock held of record at the close of business on October   , 1998 (the "Record
Date"). See "THE RIGHTS OFFERING."

                                  THE COMPANY

    The Company is engaged in the development and commercialization of an innovative, patented, nickel-zinc ("Ni-Zn") rechargeable battery, as well as the research and design of other advanced battery technologies. The Company's Ni-Zn battery technology offers high energy density, long cycle life and low material costs, resulting in a low weight, high power battery with a substantial price advantage over other comparable technologies. The Company's Ni-Zn battery may be used in a range of rechargeable battery applications, including electric vehicles, golf carts, electric wheelchairs, scooters, bicycles, power tools, boats, and consumer and electronic products. The Company intends to fully commercialize its Ni-Zn technology through a combination of direct sales, licensing agreements and joint venture relationships.

    The Company's executive offices are located at 3 Great Pasture Road, Danbury, Connecticut 06813, telephone: (203) 825-6000.

                              THE RIGHTS OFFERING

Rights..........................  The Company is granting at no cost to holders of its
                                  Common Stock as of the Record Date, transferable
                                  subscription rights to subscribe for and purchase
                                  additional shares of Common Stock (a "Right"). Each holder of Common Stock of the Company will receive one
                                  transferable Right for each share of Common Stock held of
                                  record on the Record Date. An aggregate of approximately
                                  4,128,273 Rights will be distributed to the holders of
                                  Common Stock (based upon the number of shares of ERC
                                  Common Stock outstanding as of September 28, 1998). Each
                                  Right will be exercisable to purchase one share of Common
                                  Stock of the Company at a purchase price of $2.00 per
                                  share. An aggregate of approximately 4,128,273 shares of
                                  Company Common Stock (the "Underlying Shares") has been
                                  reserved for issuance upon exercise of the Rights. The
                                  distribution of the Rights by the Company and the sale of
                                  shares of Common Stock upon the exercise of Rights are
                                  referred to herein as the "Rights Offering." See "THE
                                  RIGHTS OFFERING--The Rights."

Record Date.....................  October   , 1998

Expiration Date.................  December   , 1998, 5:00 p.m., Eastern time, or such later
                                  date to which the Company may extend the expiration of the
                                  Rights, except that the Company has agreed to allow any
                                  ERC stockholders exercising their Oversubscription
                                  Privilege (as defined below) to exercise Rights held by
                                  them on the first business day following the Expiration
                                  Date. The Company will not, in any event, extend the
                                  Expiration Date beyond January 31, 1999.

Basic Subscription Privilege....  Rights holders are entitled to purchase for the
                                  Subscription Price one share of Common Stock for each
                                  Right held (the "Basic Subscription Privilege"). See "THE
                                  RIGHTS OFFERING-- Subscription Privileges--Basic
                                  Subscription Privilege."

Oversubscription Privilege......  Each holder of Rights who elects to exercise his Basic
                                  Subscription Privilege may also subscribe at the
                                  Subscription Price for an unlimited number of additional
                                  Underlying Shares (the "Oversubscription Privilege") that
                                  are not otherwise purchased pursuant to the Basic
                                  Subscription Privilege. If an insufficient number of
                                  Underlying Shares is available to satisfy fully all
                                  elections to exercise the Oversubscription Privilege, the
                                  available Underlying Shares will be prorated among holders who exercise their Oversubscription Privilege based on the respective numbers of Rights exercised by such holders
                                  pursuant to the Basic Subscription Privilege. See "THE
                                  RIGHTS OFFERING-- Subscription
                                  Privileges--Oversubscription Privilege."

Subscription Price..............  $2.00 in cash per share of Company Common Stock subscribed for pursuant to the Basic Subscription Privilege or the
                                  Oversubscription Privilege.

Company Common Stock Outstanding
  after Rights Offering.........  A maximum of 8,256,546 shares, excluding shares issuable pursuant to certain outstanding stock options. See
                                  "CAPITALIZATION," "MANAGEMENT," and "SECURITY OWNERSHIP OF
                                  CERTAIN BENEFICIAL OWNERS AND MANAGEMENT."

Transferability of Rights and
  Company Common Stock..........  Prior to the Rights Offering and the Distribution Date,
                                  there has been no public market for the Common Stock or
                                  the Rights. The Rights will be transferable. The Company
                                  expects to seek approval for trading of the Rights and the
                                  Company Common Stock on The Nasdaq Stock Market. See "THE
                                  RIGHTS OFFERING--Exercise of Rights."

Procedure for Exercising
  Rights........................  Basic Subscription Privileges and Oversubscription
                                  Privileges may be exercised by properly completing the
                                  Subscription Certificate evidencing the Rights (a
                                  "Subscription Certificate") and forwarding such
                                  Subscription Certificate (or following the Guaranteed
                                  Delivery Procedures (as described in "THE RIGHTS
                                  OFFERING--Exercise of Rights")), with payment of the
                                  Subscription Price for each Underlying Share subscribed
                                  for pursuant to the Basic Subscription Privilege, to the
                                  Subscription Agent on or prior to the Expiration Date. No
                                  payment will be required for any Underlying Shares
                                  subscribed for pursuant to the Oversubscription Privilege.
                                  If not all the Rights are exercised pursuant to the Basic
                                  Subscription Privilege, the Company currently intends to
                                  extend the Expiration Date to permit holders who have
                                  exercised their Oversubscription Privilege to forward the
                                  Subscription Price for the additional Underlying Shares to be acquired by them. If the mail is used to forward
                                  Subscription Certificates, it is recommended that insured, registered mail be used. Once a holder of Rights has
                                  exercised the Basic Subscription Privilege or the
                                  Oversubscription Privilege, such exercise may not be
                                  revoked. See "THE RIGHTS OFFERING--Exercise of Rights."

Persons Holding Common Stock, or
  Wishing to Exercise Rights,
  Through Others................  Persons holding Common Stock, and receiving the Rights distributable with respect thereto through a broker,
                                  dealer, commercial bank, trust company or other nominee,
                                  as well as persons holding stock certificates personally
                                  who would prefer to have such institutions effect
                                  transactions relating to the Rights on their behalf,
                                  should contact the appropriate institution or nominee and
                                  request it to effect the transactions for them. Such
                                  holders should be aware that brokers or other nominee
                                  holders may establish deadlines for receiving instructions from beneficial holders significantly in advance of the
                                  Expiration Date. See "THE RIGHTS OFFERING--Exercise of
                                  Rights."

Issuance of Company Common
  Stock.........................  Certificates representing shares of Company Common Stock purchased pursuant to the exercise of Rights will be
                                  delivered to subscribers as soon as practicable after the
                                  sixth business day following the Expiration Date. The
                                  issuance of shares pursuant to the exercise of Rights is
                                  not conditioned upon the sale of any minimum number of
                                  shares of Company Common Stock in the Rights Offering. See
                                  "THE RIGHTS OFFERING--Subscription Privileges."

Use of Proceeds.................  Proceeds of the Rights Offering will be used to lease and equip a new facility for production and manufacturing
                                  purposes, for working capital purposes, for possible
                                  investments in joint ventures, and for general corporate
                                  purposes.

Subscription Agent..............  Continental Stock Transfer & Trust Company (the
                                  "Subscription Agent").

Standby Underwriting............  There will be no standby underwriters with respect to unexercised Rights.

Nasdaq Symbol...................

Risk Factors....................  See "RISK FACTORS" hereunder for a more complete description of certain factors that investors should
                                  consider prior to exercising their Rights.

                                THE DISTRIBUTION

Distributing Company............  Energy Research Corporation, a New York corporation.

Distributed Company.............  Evercel, Inc., a Delaware corporation incorporated on June
                                  22, 1998, which as of the close of business on October   ,
                                  1998, owned and operated the battery group of ERC.

Distribution....................  Immediately prior to the grant of the Rights by the
                                  Company, on the Distribution Date, ERC will distribute to
                                  its stockholders one share of Common Stock of the Company
                                  for each share of ERC Common Stock held of record on the
                                  Record Date. It is expected that on or about November   ,
                                  1998, the Distribution Agent will begin to mail stock
                                  certificates representing shares of Common Stock to
                                  holders of record of ERC Common Stock as of the Record
                                  Date. See "THE DISTRIBUTION--Manner of Effecting the
                                  Distribution."

Record Date.....................  October   , 1998.

Distribution Date...............  November   , 1998.

Shares to be Distributed........  Based on the number of shares of ERC Common Stock outstanding on September 28, 1998, approximately 4,128,273 shares of the Common Stock will be issued to ERC
                                  stockholders in the Distribution. The shares to be
                                  distributed to ERC stockholders will constitute all of the shares of Common Stock outstanding immediately after the
                                  Distribution, other than shares that may be issued
                                  pursuant to certain outstanding stock options.

Distribution Agent..............  Continental Stock Transfer & Trust Company (the
                                  "Distribution Agent").

No Payment Required.............  ERC stockholders will not be required to make any payment or to take any other action to receive their portion of
                                  the Distribution. See "THE DISTRIBUTION--Manner of
                                  Effecting the Distribution."

Tax Consequences................  The ERC Board has made a condition of the Distribution that receipt of shares of Company Common Stock by holders
                                  of ERC Common Stock will be tax free.

                             SUMMARY FINANCIAL DATA

    The following table sets forth the summary operating data and balance sheet data of the Company for the periods and as of the dates indicated. The selected financial data was derived from the financial statements of the Battery Business Group of ERC and should be read in conjunction with such financial statements and related notes and "MANAGEMENT'S DISCUSSION AND ANALYSIS OF FINANCIAL CONDITION AND RESULTS OF OPERATIONS" included elsewhere in this Prospectus. The financial information with respect to the nine months ended July 31, 1998 and 1997 in the opinion of management includes all adjustments, consisting only of normal recurring adjustments, necessary for a fair presentation of the results for such periods (in thousands, except share amounts).

                                                                               YEAR ENDED          NINE MONTHS ENDED
                                                                               OCTOBER 31,             JULY 31,
                                                                          ---------------------  ---------------------
                                                                            1996        1997       1997        1998
                                                                          ---------  ----------  ---------  ----------
Operating Data:
  Revenues..............................................................  $     355       $ 436  $     295      $  421
  Cost and expenses:
    Cost of revenues....................................................        246          98        117          30
    Depreciation and amortization.......................................         34          40         26          37
    Administrative and selling..........................................        199         268        180       1,076
    Research & development..............................................        644         897        480       1,283
                                                                          ---------  ----------  ---------  ----------
  Loss from operations before income taxes..............................       (768)       (867)      (508)     (2,005)
                                                                          ---------  ----------  ---------  ----------
  Net loss..............................................................  $    (507)      $(572) $    (335)    $(1,323)
                                                                          ---------  ----------  ---------  ----------
                                                                          ---------  ----------  ---------  ----------
    Pro forma net loss per share (basic and diluted)....................                 $(0.14)                $(0.32)
                                                                                     ----------             ----------
                                                                                     ----------             ----------
    Pro forma weighted average shares (basic and diluted)...............              4,128,273              4,128,273
                                                                                     ----------             ----------
                                                                                     ----------             ----------

                                                                                              AT JULY 31, 1998
                                                                                          ACTUAL(1)   AS ADJUSTED(2)
                                                                                         ---------------------------
Balance Sheet Data:
  Total assets.........................................................................   $   3,624     $   11,381
  Working capital......................................................................       2,845         10,602
  Shareholders' equity/net assets......................................................         315          8,072

------------------------

(1) Reflects the combination of Evercel, Inc. and the Battery Business Group of ERC as if the combination was effective as of July 31, 1998.

(2) As adjusted to reflect the Rights Offering of 4,128,273 Rights and the net proceeds therefrom.

                                  RISK FACTORS

    IN ADDITION TO THE OTHER INFORMATION IN THIS PROSPECTUS, INVESTORS SHOULD CAREFULLY CONSIDER THE FOLLOWING RISK FACTORS WHEN EVALUATING AN INVESTMENT IN THE RIGHTS OR THE UNDERLYING SHARES OFFERED HEREBY. THIS PROSPECTUS CONTAINS FORWARD-LOOKING STATEMENTS THAT INVOLVE RISKS AND UNCERTAINTIES, SUCH AS STATEMENTS OF THE COMPANY'S PLANS, OBJECTIVES, EXPECTATIONS AND INTENTIONS. THE CAUTIONARY STATEMENTS MADE IN THIS PROSPECTUS SHOULD BE READ AS BEING APPLICABLE TO ALL FORWARD-LOOKING STATEMENTS WHEREVER THEY APPEAR IN THIS PROSPECTUS. THE COMPANY'S ACTUAL RESULTS COULD DIFFER MATERIALLY FROM THOSE DISCUSSED HEREIN. FACTORS THAT COULD CAUSE OR CONTRIBUTE TO SUCH DIFFERENCES INCLUDE THOSE DISCUSSED BELOW, AS WELL AS THOSE DISCUSSED ELSEWHERE IN THIS PROSPECTUS.

    OFFERING PRICE NOT BASED ON ACTUAL VALUE. Prior to the Rights Offering and the Distribution Date, there has been no public market for the Common Stock or the Rights. The Subscription Price has been determined arbitrarily by the Company's Board of Directors and is not based on an independent valuation of the Company or its assets or other recognized criteria of investment value. Moreover, the Subscription Price bears no direct relation to the book value, earnings, assets or other generally accepted valuation criteria of the Company. The Subscription Price, therefore, does not indicate that the Common Stock has a value of or could be resold at that price. While the Board of Directors of the Company believes that the Subscription Price is lower than the actual value of the Common Stock of the Company, the actual value or resale value of the Common Stock may be higher or lower than the Subscription Price.

    UNCERTAINTY OF FUTURE PROFITABILITY. In the past, the Company has had limited revenues. The Company is not profitable, and no assurance can be given that the Company will become profitable in the foreseeable future, if ever. KPMG Peat Marwick LLP, in its independent auditors report on the Battery Business Group's financial statements included herein, states that the Company's recurring losses from operations raise substantial doubt about the Company's ability to continue as a going concern. For the fiscal years ended October 31, 1996 and 1997 and the nine months ended July 31, 1998, if the Company had been an independant entity, the Company would have had losses of $507,000, $572,000 and $1,323,000, respectively. Future operating results of the Company will depend upon many factors, including its ability to raise capital, demand for the Company's products, the efforts and success of the Company's licensees and joint venture partners in developing and marketing products incorporating the Company's technology, the development of battery markets, the level of competition faced by the Company, and the ability of the Company to develop, market and license new products and effectively manage operating expenses. There can be no assurance that the Company will generate net income or be profitable in the future.

    NO HISTORY AS A STAND-ALONE COMPANY. The Company, as a business group within ERC, commenced operations in January 1970 and has been engaged principally in research and development and limited production of battery technologies as a part of ERC's ongoing operations. The Company has not been operated as a separate entity in the past. A number of changes will occur as a result of the Distribution and Rights Offering, including the appointment of certain new members of senior management. In addition, once the Services Agreement (defined below) terminates, the Company will be responsible for managing all of its own administrative and employee arrangements, and for supervising all of its legal and financial affairs, including publicly reported financial statements. In addition, until a new chief executive officer is appointed, Jerry D. Leitman, the President and Chief Executive Officer of ERC will also be the acting President and Chief Executive Officer of the Company. There can be no assurance that the Company will be able to operate profitably as an independent company.

    DEPENDENCE ON NI-ZN PRODUCT LINE; UNCERTAINTY OF MARKET ACCEPTANCE OF ADVANCED RECHARGEABLE BATTERIES. In the nine months ended July 31, 1998 and the fiscal years ended October 31, 1997 and 1996, contract revenues and licensing fees related to the Company's Ni-Zn battery represented all of the Company's revenues. The Company believes that its dependence on the Ni-Zn product line is likely to continue for at least the next several years, unless and until the Company successfully develops and commercializes other new products.

    Since the Company intends to focus its manufacturing, research and development and marketing efforts on the success of its advanced rechargeable batteries, it will be dependent initially upon the market acceptance generally, and of its Ni-Zn batteries which are based on its Ni-Zn technology. The Company's Ni-Zn batteries have not yet achieved wide market acceptance. There can be no assurance that market acceptance of its Ni-Zn batteries will ever be achieved. The introduction of new products is subject to the inherent risks of unforeseen delays and the time necessary to achieve market success for any individual product is uncertain. Volume production of the Company's advanced rechargeable batteries could be delayed for any reason. The Company's competitors may introduce new technologies or refine existing technologies which could have a material adverse effect on the Company's business, financial condition and results of operations.

    CONSUMER MARKETS. A substantial portion of the Company's business will depend upon the success of products sold by original equipment manufacturers ("OEMs") that use the Company's batteries. For example, one factor determining the quantity of purchase orders the Company may receive from a bicycle manufacturer in the future is the success of that company's electric bicycle. Therefore, the Company's success of being able to sell or license its products is substantially dependent upon the acceptance and marketability of the OEMs' products in the marketplace. The Company is subject to many risks beyond its control that influence the success or failure of a particular product manufactured by an OEM, including among others, competition faced by the OEM in its particular industry; market acceptance of the OEM's product; the engineering, sales and marketing and management capabilities of the OEM; technical challenges unrelated to the Company's technology or products faced by the OEM in developing its products; and the financial and other resources of the OEM. See "BUSINESS--Business Strategy."

    ELECTRIC VEHICLE MARKET AND ACCEPTANCE OF THE BATTERY SYSTEM IS
UNCERTAIN. Because vehicles powered by internal combustion engines cause pollution, public pressure has begun to result in legislative and other mandates in Europe, and enacted or pending legislation in the United States, to promote or mandate the use of vehicles with no tailpipe emissions ("zero emission vehicles") or reduced tailpipe emissions ("low emission vehicles"). The Company believes that in order to create a significant commercial market for electric vehicles in Europe it will be necessary for such public pressure to continue. In addition, the Company believes that in the United States government initiatives are important factors in creating an electric vehicle market. There can be no assurance that such public pressure will continue or that further legislation or other governmental initiatives will be enacted, or that current legislation will not be repealed, amended or have its implementation delayed, as has recently been the case in California, or that a different form of zero emission or low emission vehicle, or other solutions to the problem of containing emissions created by internal combustion engines, will not be invented, developed and produced, and achieve greater market acceptance than electric vehicles. The lack of significant market for electric vehicles could have a material adverse effect on the ability of the Company to commercialize its technology. Even if a significant market for electric vehicles develops, there can be no assurance that the Company's technology will be commercially competitive within such a market.

    COMPETITION; TECHNOLOGICAL OBSOLESCENCE. The primary and rechargeable battery industry is characterized by intense competition with a large number of companies offering or seeking to develop technology and products similar to those of the Company. The Company is subject to competition from manufacturers of traditional rechargeable batteries, such as nickel-cadmium batteries, from manufacturers of rechargeable batteries of advanced technologies, such as nickel metal hydride, lithium-ion liquid electrolyte and lithium-metal solid-polymer batteries, as well as from companies engaged in the development of batteries incorporating new technologies. The Company also competes with large and small manufacturers of alkaline, lithium, carbon-zinc, sea water, high rate and primary batteries. There can be no assurance that the Company will be successful in competing with these manufacturers, many of which have substantially greater financial, technical, manufacturing, distribution, marketing, sales and other resources. A number of companies with substantially greater resources than the Company are pursuing the development of a wide variety of battery technologies, including both liquid electrolyte lithium and solid electrolyte lithium batteries, which are expected to compete with the Company's technology. Other companies undertaking research and development activities of solid-polymer batteries have already developed prototypes and are constructing commercial scale production facilities. If other companies successfully market their batteries prior to the introduction of the Company's products, there may be a material adverse effect on the Company's business, financial condition and results of operations. The market for the Company's products, as well as the products that utilize the Company's batteries and technology, is characterized by changing technology and evolving industry standards, often resulting in product obsolescence or short product lifecycles. Although the Company believes that its batteries are comprised of state-of-the-art technology, there can be no assurance that competitors will not develop technologies or products that would render the Company's technology and products obsolete or less marketable. See "BUSINESS-- Competition."

    RISKS RELATING TO GROWTH AND EXPANSION. Rapid growth of the Company's advanced rechargeable battery business or other segments of its business may significantly strain the Company's management, operations and technical resources. If the Company is successful in obtaining rapid market penetration of its advanced rechargeable batteries, it will be desirable for the Company to either deliver large volumes of quality products to its customers on a timely basis at a reasonable cost to those customers or license its technology to others who can manufacture and distribute the Company's products. The Company currently has no high volume manufacturing capability or experience in large scale manufacturing of its advanced rechargeable batteries and has limited experience in automated assembly and packaging technology. There can be no assurance, however, that the Company's business will achieve rapid growth or that its efforts to expand its manufacturing and quality control activities (or the efforts of those companies which are granted licenses to the Company's technology) will be successful or that it or its licensees will be able to satisfy commercial scale production requirements on a timely and cost-effective basis.

    RISKS RELATING TO LICENSE AGREEMENTS. The Company's growth and success will be dependent to a substantial extent on its reputation, and because the Company anticipates licensing its technology to others its reputation may be affected by the performance of those companies to which the Company licenses its technology. License agreements with foreign companies may be subject to additional risks, such as exchange rate fluctuations, political instability or weaknesses in the local economy. Certain provisions of the license agreements for the benefit of the Company may be subject to restrictions in foreign laws that limit the Company's ability to enforce such contractual provisions. In addition, it may be more difficult to register and protect the Company's property rights in certain foreign countries. Failure by the Company to obtain suitable licensees of its technology or the failure of the Company's licensees to achieve the Company's manufacturing or quality control standards or otherwise meet the Company's expectations could have an adverse effect on the Company's business, financial condition and results of operations. See "BUSINESS--Manufacturing and Raw Materials" and "--Facilities and Equipment."

    RELIANCE ON JOINT VENTURE PARTNERS. The Company has entered into a joint venture in China, which is jointly owned with a Chinese partner, to develop and manufacture the Company's batteries to be used to power electric bicycles, scooters, off-road vehicles and miners' cap lamps to be marketed and sold in China and Southeast Asia which will be subject to the Agency Agreement between the Company and ERC. The Company also intends to enter into other joint venture arrangements in the future to further commercialize its battery technology. Currently, the Company's existing joint venture is with a foreign partner and the Company anticipates that future joint ventures may be with foreign partners or entities and as a result such ventures may be subject to the political climate and economies of the foreign countries where such partners reside. There can be no assurance that the Company's joint venture partners will provide the Company with the support anticipated by the Company, or that any of the joint ventures will be successful in developing batteries for use with their intended products, or that any of the joint ventures will be successful in manufacturing and marketing their batteries for such products once developed. Any international operations of the Company will also be subject to certain external business risks such as exchange rate fluctuations, political instability and a significant weakening of a local economy in which a foreign joint venture operates or is located. Certain provisions of the joint venture agreements for the benefit of the Company may be subject to restrictions in foreign laws that limit the Company's ability to enforce such contractual provisions. Failure of these joint ventures to be successful could have a material adverse effect on the Company's business and prospects.

    DEPENDENCE ON KEY PERSONNEL. Because of the specialized, technical nature of the Company's business, the Company is highly dependent on certain members of its management, marketing, engineering and technical staff, the loss of whose services could have a material adverse effect on the Company's business, financial condition and results of operations. The ability of the Company to pursue effectively its business strategy will depend upon, among other factors, the successful recruitment and retention of additional highly skilled and experienced managerial, marketing, engineering and technical personnel. There can be no assurance that the Company will be able to retain or recruit such personnel. See "BUSINESS--Employees" and "MANAGEMENT--Executive Officers and Directors."

    DEMANDS OF ENVIRONMENTAL AND OTHER REGULATORY COMPLIANCE. National, state and local regulations impose various environmental controls on the manufacture, storage, use and disposal of batteries and/or of certain chemicals used in the manufacture of batteries. Although the Company believes that its operations are in substantial compliance with current environmental regulations and that there are no environmental conditions that will require material expenditures for clean-up at its present or former facilities or at facilities to which it has sent waste for disposal other than as described under "BUSINESS--Legal Proceedings." There can be no assurance that conditions relating to the Company's historical operations which require expenditures for clean-up will not be discovered in the future or that changes in environmental laws and regulations will not impose costly compliance requirements on the Company or otherwise subject it to future liabilities. There can be no assurance that additional or modified regulations relating to the manufacture, transportation, storage, use and disposal of materials used to manufacture the Company's batteries or restricting disposal of batteries will not be imposed or as to the effect such regulations may have on the Company or its customers. See "BUSINESS--Environmental, Safety and Regulatory."

    DEPENDENCE ON PROPRIETARY TECHNOLOGIES. The Company believes that its success will be dependent both on the legal protection that its patents and other proprietary rights may or will afford and on the knowledge, ability, experience and technological expertise of its employees. The Company claims proprietary rights in various unpatented technologies, know how, trade secrets and trademarks relating to its products and manufacturing processes. There can be no assurance as to the degree of protection these various claims may or will afford, or that the Company's competitors will not independently develop or patent technologies that are substantially equivalent or superior to the Company's technology. It is the policy of the Company to protect its proprietary rights in its products and operations through contractual obligations, including nondisclosure agreements with certain employees, customers, consultants, licensees and strategic partners. There can be no assurance as to the degree of protection these contractual measures may or will afford. The Company, however, has had patents issued and patent applications pending in the U.S. and elsewhere. There can be no assurance (i) that patents will be issued from any pending applications, or that the claims allowed under any patents will be sufficiently broad to protect the Company's technology, (ii) that any patents issued to the Company will not be challenged, invalidated or circumvented, or
(iii) as to the degree or adequacy of protection any patents or patent applications may or will afford. If the Company is found to be infringing third party patents, there can be no assurance that it will be able to obtain licenses with respect to such patents on acceptable terms, if at all. Failure of the Company to obtain necessary licenses could result in delays in product shipment or the introduction of new products, and costly attempts to design around such patents could foreclose the development, manufacture or sale of the Company's products. See "BUSINESS--Legal Proceedings" and "--Patents, Trade Secrets and Trademarks."

    RAW MATERIALS. The Company's principal raw materials for the production of its battery products are nickel and zinc. Prices for both nickel and zinc are subject to market forces beyond the control of the Company. The Company's future profitability may be materially adversely affected by increased nickel and/or zinc prices to the extent it is unable to pass on higher raw material costs to its customers. However, to offset such costs, the Company may engage in forward purchases and hedging transactions to effectively manage raw material costs and inventory relative to anticipated production requirements for the next six to twelve months.

    AGREEMENTS WITH ERC; LACK OF ARM'S-LENGTH NEGOTIATIONS. In contemplation of the Distribution, the Company has entered into certain agreements with ERC, including the Distribution Agreement, the Tax Sharing Agreement, the Services Agreement and the Agency Agreement for the purpose of defining its ongoing relationship with ERC and to provide certain services during the transition from it being a business group within ERC to a stand-alone company. These agreements were entered into between the Company and ERC and were not the subject of arm's-length negotiations, and therefore the terms in such agreements may contain terms that are not comparable to those that would have been obtained from negotiations between unaffiliated parties.

    FUTURE CASH REQUIREMENTS. The Company believes that license fees from the licensing of its technology and know-how, borrowings under future debt facilities, if any, and proceeds from the Rights Offering will be necessary to satisfy the Company's cash requirements for implementing its business plan during the remainder of the fiscal year ending October 31, 1999. The actual cash resources required will depend upon numerous factors, including those described herein, and the cash requirements could be materially greater than that currently anticipated. The Company expects to meet such cash requirements with license fees, borrowings under future debt facilities, and proceeds from the Rights Offering. There is no assurance that the Company will be successful in obtaining all necessary capital from the Rights Offering, from license fees, or from debt facilities. If the Company is unable to obtain sufficient capital from the Rights Offering, from license fees or from debt facilities on a timely basis, the Company may be required to significantly curtail its planned operations and its business, financial condition and results of operations could be materially adversely affected.

    PRINCIPAL STOCKHOLDERS. Warren Bagatelle and Thomas Kempner, two directors of the Company, and Loeb Investors Co., LXXV, a partnership in which each of them is a general partner, collectively may be deemed to beneficially own approximately 12.1% for Mr. Bagatelle and 8.8% for Mr. Kempner, respectively, of the currently outstanding shares of ERC Common Stock and, therefore, will own such amount, following the Distribution, of Company Common Stock. If these stockholders (the "Loeb Holders") acquire Underlying Shares pursuant to the exercise of their Oversubscription Privilege, it will increase their percentage ownership of Common Stock after the Rights Offering. See "SECURITY OWNERSHIP OF CERTAIN BENEFICIAL OWNERS AND MANAGEMENT." Depending upon the number of shares subscribed for by others, the percentage of the outstanding Common Stock owned by the Loeb Holders upon completion of the Rights Offering could increase substantially in the event that the Loeb Holders exercise their Rights for any remaining unexercised Rights.

    NO PRIOR MARKET FOR COMMON STOCK. Prior to the Distribution and the Rights Offering, there has been no public market for the Common Stock, and there can be no assurance that an active trading market will develop or, if developed, that such market will be sustained. The initial price of the Common Stock will be determined as a result of market trading. In addition, the Company believes that factors such as quarterly fluctuations in the financial results of the Company, as well as developments that affect the Company's joint venture partners or licensees, the Company's industry, the overall economy and the financial markets in general could cause the price of the Common Stock to fluctuate substantially.

    DILUTION FROM RIGHTS OFFERING. Stockholders who do not exercise their Basic Subscription Privilege will realize a dilution of their percentage voting interest and ownership interest in future net earnings, if any, of the Company. The amount of dilution will depend on the number of shares of Common Stock purchased by other stockholders in the Rights Offering. If all stockholders fully exercise their Basic Subscription Privilege, the effective percentage ownership of each stockholder will remain unchanged (assuming that no outstanding stock options will be exercised).

    NO MINIMUM SIZE OF RIGHTS OFFERING. The Rights Offering is being made on an any and all basis, which means that the Company may accept any subscription received even if all 4,128,273 Shares offered are not purchased. There is no minimum amount of proceeds required for the Company to consummate the Rights Offering. For example, the Company may realize no proceeds from the Rights Offering or only a minimal amount of proceeds that would not result in a material improvement in the Company's ability to meet its operating objectives.

    POSSIBLE EXTENSION OF EXPIRATION DATE. The Company has reserved the right to extend the Expiration Date to as late as January 31, 1999. Funds deposited in payment of the Subscription Price may not be withdrawn and no interest will be paid thereon to stockholders.

    POTENTIAL ANTI-TAKEOVER EFFECTS OF DELAWARE LAW. Certain provisions of Delaware law, the Company's Certificate of Incorporation and its Bylaws could delay, impede or make more difficult a merger, tender offer or proxy context involving the Company, even if such events could be beneficial to the interests of the stockholders. Such provisions could limit the price that certain investors might be willing to pay in the future for shares of Common Stock. See "DESCRIPTION OF SECURITIES--Anti-takeover Effects of Certain Provisions."

    DIVIDEND POLICY. The Company does not expect to pay any cash dividends in the near future. The Company's dividend policy will be established by the Board of Directors of the Company (the "Company Board") from time to time based on the results of operations and financial condition of the Company and such other business considerations as the Company Board considers relevant. Subject to the foregoing, the Company may declare and pay dividends after the Distribution, although there can be no assurance that any dividends will be paid in the future.

    RISKS OF LOW-PRICED STOCKS. The Company will apply with The Nasdaq Stock Market to have the Common Stock approved for listing for trading. If the Common Stock is not approved for listing on the Nasdaq National Market System of The Nasdaq Stock Market, the Common Stock will most likely be approved for trading on the Nasdaq Small Cap Market. If, however, the Company does not meet the requirements of the Nasdaq Small Cap Market, trading of the Common Stock would be conducted on an electronic bulletin board established for securities that do not meet the Nasdaq listing requirements or in what is commonly referred to as the "pink sheets." As a result, an investor may find it more difficult to dispose of, or obtain accurate quotations as to the price of, the Company Common Stock or Rights.

    In addition, if the Common Stock were delisted, it would be subject to the so-called penny stock rules that impose additional sales practice requirements on broker-dealers who sell such securities to persons other than established customers and accredited investors (generally defined as an investor with a net worth in excess of $1.0 million or annual income exceeding $200,000, or $300,000 together with a spouse). For transactions covered by this rule, the broker-dealer must make a special suitability determination for the purchaser and must have received the purchaser's written consent to the transaction prior to sale. Consequently, delisting, if it occurs, may affect the ability of broker-dealers to sell the Company's securities and the ability of purchasers in this Offering to sell their securities in the secondary market.

    The Securities and Exchange Commission has adopted regulations that define a "penny stock" to be any equity security that has a market price (as defined in the regulations) of less than $5.00 per share or an exercise price of less than $5.00 per share, subject to certain exceptions. For any transaction involving a penny stock, unless exempt, the rules require the delivery, prior to the transaction, of a disclosure schedule relating to the penny stock market. The broker-dealer also must disclose the commissions payable to both the broker-dealer and the registered representative, current quotations for the securities and, if the broker-dealer is the sole market-maker, the broker-dealer must disclose this fact and the broker-dealer's presumed control over the market. Finally, monthly statements must be sent disclosing recent price information for the penny stock held in the account and information of the limited market in penny stocks. As a result, if the Common Stock is determined to be "penny stock," an investor may find it more difficult to dispose of the Company's Common Stock.

                              THE RIGHTS OFFERING

THE RIGHTS

    The Company is granting transferable Rights pursuant to this Prospectus, which is a part of the registration statement on Form SB-2 filed with the Securities and Exchange Commission on September 30, 1998, at no cost, to holders of outstanding shares of Company Common Stock of record on the Record Date. Stockholders of the Company will receive one Right for each share of Company Common Stock held by them of record on the Record Date. Each Right will be exercisable to purchase one share of Company Common Stock at $2.00 per share. No fractional shares will be issued.

EXPIRATION DATE

    The Rights will expire at 5:00 p.m., Eastern time, on November   , 1998
unless extended by the Company (as extended, the "Expiration Date"). The Company does not currently intend to extend the Expiration Date beyond January 31, 1999. After the Expiration Date, unexercised Rights will be null and void. The Company will not be obligated to honor any purported exercise of Rights received by the Subscription Agent after the Expiration Date, regardless of when the documents relating to such exercise were sent, except pursuant to the Guaranteed Delivery Procedures described below. Notice of any extension of the Expiration Date will be made through a press release issued by the Company.

SUBSCRIPTION PRIVILEGES

    BASIC SUBSCRIPTION PRIVILEGE. Each Right will entitle the holder thereof to receive, upon payment of the Subscription Price, one share of Company Common Stock (the "Basic Subscription Privilege"). Certificates representing shares of Company Common Stock purchased pursuant to the Basic Subscription Privilege will be delivered to subscribers as soon as practicable after the sixth business day following the Expiration Date.

    OVERSUBSCRIPTION PRIVILEGE. Subject to the allocation described below, each Right also carries the right to subscribe at the Subscription Price for Underlying Shares that are not otherwise purchased pursuant to the Basic Subscription Privilege. Underlying Shares will be available for purchase pursuant to the Oversubscription Privilege only to the extent that any Underlying Shares are not subscribed for through the Basic Subscription Privilege. If the Underlying Shares not subscribed for through the Basic Subscription Privilege ("Excess Shares") are not sufficient to satisfy all subscriptions pursuant to the Oversubscription Privilege, the Excess Shares will be allocated pro rata (subject to the elimination of fractional shares) among those holders of Rights exercising the Oversubscription Privilege, in proportion, not to the number of shares requested pursuant to the Oversubscription Privilege, but to the number of shares of Company Common Stock each beneficial holder exercising the Oversubscription Privilege has purchased pursuant to the Basic Subscription Privilege; provided, however, that if such pro rata allocation results in any Rights holder being allocated a greater number of Excess Shares than such holder subscribed for pursuant to the exercise of such holder's Oversubscription Privilege, then such additional shares will be allocated among all other holders exercising the Oversubscription Privilege. All beneficial holders who exercise the Basic Subscription Privilege will be entitled to exercise the Oversubscription Privilege. Certificates representing shares of Company Common Stock purchased pursuant to the Oversubscription Privilege will be delivered to subscribers as soon as practicable after the sixth business day following the Expiration Date and after all prorations have been effected.

    Banks, brokers and other nominee holders of Rights who exercise the Basic Subscription Privilege and the Oversubscription Privilege on behalf of beneficial owners of Rights will be required to certify to the Subscription Agent and the Company, in connection with the exercise of the Oversubscription Privilege, as to the aggregate number of Rights that have been exercised and the number of Excess Shares that are being subscribed for pursuant to the Oversubscription Privilege by each beneficial owner of Rights on whose behalf such nominee holder is acting.

EXERCISE OF RIGHTS

    Rights may be exercised by delivering to Continental Stock Transfer & Trust Company (the "Subscription Agent"), at or prior to 5:00 p.m., Eastern time, on the Expiration Date, the properly completed and executed Subscription Certificate evidencing such Rights with any required signatures guaranteed, together with payment in full of the Subscription Price for each Underlying Share subscribed for pursuant to the Basic Subscription Privilege. No payment will be required for any Underlying Shares subscribed for pursuant to the Oversubscription Privilege until the Subscription Agent notifies the Rights holder of the number of Underlying Shares allocated to such holder. If not all the Rights are exercised pursuant to the Basic Subscription Privilege, the Company currently intends to extend the Expiration Date for a period of time, not to exceed five business days, to permit holders who have exercised their Oversubscription Privilege to forward the Subscription Price for the Underlying Shares to be acquired by them pursuant to the Oversubscription Privilege. Any holder not forwarding payment for the Excess Shares allocated to them within the time required by the Subscription Agent will forfeit the right to acquire such Excess Shares. Holders are therefore encouraged to forward payment for Excess Shares subscribed for with the Subscription Price paid with respect to the exercise of their Basic Subscription Privilege, if possible. Payments of the Subscription Price must be by (a) check or bank draft drawn upon a United States bank or postal, telegraphic or express money order payable to Continental Stock Transfer & Trust Company, as Subscription Agent, or (b) wire transfer of funds to the account maintained by the Subscription Agent for such purpose at Chase Manhattan Bank, 52 Broadway, New York, New York 10004, Account No. ________, ABA No. 021000021. Any wire transfer of funds should clearly indicate the identity of the subscriber who is paying the Subscription Price by the wire transfer. The Subscription Price will be deemed to have been received by the Subscription Agent only upon (i) clearance of any uncertified check, (ii) receipt by the Subscription Agent of any certified check or bank draft drawn upon a United States bank or of any postal, telegraphic or express money order or (iii) receipt of good funds in the Subscription Agent's account designated above. IF PAYING BY UNCERTIFIED PERSONAL CHECK, PLEASE NOTE THAT THE FUNDS PAID THEREBY MAY TAKE UP TO FIVE BUSINESS DAYS TO CLEAR. ACCORDINGLY, HOLDERS OF RIGHTS WHO WISH TO PAY THE SUBSCRIPTION PRICE BY MEANS OF UNCERTIFIED PERSONAL CHECK ARE URGED TO MAKE PAYMENT SUFFICIENTLY IN ADVANCE OF THE EXPIRATION DATE TO ENSURE THAT SUCH PAYMENT IS RECEIVED AND CLEARS BY SUCH DATE AND ARE URGED TO CONSIDER PAYMENT BY MEANS OF CERTIFIED OR CASHIER'S CHECK, MONEY ORDER OR WIRE TRANSFER OF FUNDS.

    The address to which the Subscription Certificates and payment of the Subscription Price should be delivered is:

                   Continental Stock Transfer & Trust Company

                                  Two Broadway

                            New York, New York 10004

                       Telephone: (212) 509-4000 ext. 535

    If a Rights holder wishes to exercise Rights, but time will not permit such holder to cause the Subscription Certificate or Subscription Certificates evidencing such Rights to reach the Subscription Agent on or prior to the Expiration Date, such Rights may nevertheless be exercised if all of the following conditions (the "Guaranteed Delivery Procedures") are met:

        (i) such holder has caused payment in full of the Subscription Price for each Underlying Share being subscribed for pursuant to the Basic Subscription Privilege to be received (in the manner set forth above) by the Subscription Agent on or prior to the Expiration Date;

        (ii) the Subscription Agent receives, on or prior to the Expiration Date, a guarantee notice (a "Notice of Guaranteed Delivery"), substantially in the form provided and distributed with the Subscription Certificates, from a member firm of a registered national securities exchange or a member of the National Association of Securities Dealers, Inc. (the "NASD"), or from a commercial bank or trust company having an office or correspondent in the United States (each, an "Eligible Institution"), stating the name of the exercising Rights holder, the number of Rights represented by the Subscription Certificate or Subscription Certificates held by such exercising Rights holder, the number of Underlying Shares being subscribed for pursuant to the Basic Subscription Privilege and the number of Underlying Shares, if any, being subscribed for pursuant to the Oversubscription Privilege, and guaranteeing the delivery to the Subscription Agent of any Subscription Certificate evidencing such Rights within five Nasdaq trading days following the date of the Notice of Guaranteed Delivery; and

        (iii) the properly completed Subscription Certificate evidencing the Rights being exercised, with any required signatures guaranteed, is received by the Subscription Agent within five Nasdaq trading days following the date of the Notice of Guaranteed Delivery relating thereto. The Notice of Guaranteed Delivery may be delivered to the Subscription Agent in the same manner as Subscription Certificates at the address set forth above, or may be transmitted to the Subscription Agent by telegram or facsimile transmission (telecopy no. (212) 509-5150). Additional copies of the form of Notice of Guaranteed Delivery are available upon request from the Subscription Agent, at the address set forth above.

    Funds received in payment of the Subscription Price for Excess Shares subscribed for pursuant to the Oversubscription Privilege prior to notification by the Subscription Agent of the allocation of the Excess Shares will be held in a segregated account pending issuance of such Excess Shares. If a Rights holder exercising the Oversubscription Privilege is allocated less than all of the shares of Company Common Stock which such holder wished to subscribe for pursuant to the Oversubscription Privilege, the excess funds paid by such holder in respect of the Subscription Price for shares not issued will be returned by mail without interest or deduction as soon as practicable after the Expiration Date.

    A holder of Rights who purchases less than all of the shares of Company Common Stock represented by his Subscription Certificate will receive from the Subscription Agent a new Subscription Certificate representing the balance of the unsubscribed Rights, to the extent the Subscription Agent is able to reissue a Subscription Certificate prior to the Expiration Date.

    Unless a Subscription Certificate (i) provides that the shares of Company Common Stock to be issued pursuant to the exercise of Rights represented thereby are to be delivered to the record holder of such Rights or (ii) is submitted for the account of an Eligible Institution, signatures on such Subscription Certificate must be guaranteed by an Eligible Institution.

    Holders who hold shares of Company Common Stock for the account of others, such as brokers, trustees or depositories for securities, should provide a copy of this Prospectus to the respective beneficial owners of such shares as soon as possible, ascertain such beneficial owners' intentions and obtain instructions with respect to the Rights. If the beneficial owner so instructs, the record holder of such Rights should complete Subscription Certificates and submit them to the Subscription Agent with the proper payment. In addition, beneficial owners of Company Common Stock or Rights held through such a holder should contact the holder and request the holder to effect transactions in accordance with the beneficial owner's instructions. Beneficial holders should be aware that brokers or other record holders may establish deadlines for receiving instructions from beneficial holders significantly in advance of the Expiration Date and may also establish a requirement that payment for subscriptions for Excess Shares be made at the same time as payment of the Subscription Price for the Underlying Shares to be acquired pursuant to the Basic Subscription Privilege.

    The instructions accompanying the Subscription Certificates should be read carefully and followed in detail. DO NOT SEND SUBSCRIPTION CERTIFICATES TO THE COMPANY OR TO ERC.

    THE METHOD OF DELIVERY OF SUBSCRIPTION CERTIFICATES AND PAYMENT OF THE SUBSCRIPTION PRICE TO THE SUBSCRIPTION AGENT WILL BE AT THE ELECTION AND RISK OF THE RIGHTS HOLDERS, BUT IF SENT BY MAIL IT IS RECOMMENDED THAT SUCH CERTIFICATES AND PAYMENTS BE SENT BY REGISTERED MAIL, PROPERLY INSURED, WITH RETURN RECEIPT REQUESTED, AND THAT A SUFFICIENT NUMBER OF DAYS BE ALLOWED TO ENSURE DELIVERY TO THE SUBSCRIPTION AGENT AND CLEARANCE OF PAYMENT AT OR PRIOR TO 5:00 P.M., EASTERN TIME, ON THE EXPIRATION DATE. BECAUSE UNCERTIFIED, PERSONAL CHECKS MAY TAKE UP TO FIVE BUSINESS DAYS TO

CLEAR, HOLDERS OF RIGHTS ARE STRONGLY URGED TO PAY, OR ARRANGE FOR PAYMENT, BY MEANS OF CERTIFIED OR CASHIER'S CHECK, MONEY ORDER OR WIRE TRANSFER OF FUNDS.

    All questions concerning the timeliness, validity, form and eligibility of any exercise of Rights will be determined by the Company, whose determinations will be final and binding. The Company in its sole discretion may waive any defect or irregularity, or permit a defect or irregularity to be corrected within such time as it may determine, or reject the purported exercise of any Right. Subscriptions will not be deemed to have been received or accepted until all irregularities have been waived or cured within such time as the Company determines in its sole discretion. The Company reserves the right to reject any purchases not properly submitted or the acceptance of which would, in the opinion of its counsel, be unlawful. Neither the Company nor the Subscription Agent will be under any duty to give notification of any defect or irregularity in connection with the submission of Subscription Certificates or incur any liability for failure to give such notification.

    Any questions or requests for assistance concerning the method of exercising Rights or requests for additional copies of this Prospectus, the Instructions or the Notice of Guaranteed Delivery should be directed to the Subscription Agent at (212) 509-4000 ext. 535.

NO REVOCATION

    ONCE A HOLDER OF RIGHTS HAS EXERCISED THE BASIC SUBSCRIPTION PRIVILEGE AND/OR THE OVERSUBSCRIPTION PRIVILEGE, SUCH EXERCISE MAY NOT BE REVOKED.

METHOD OF TRANSFERRING RIGHTS

    Rights may be purchased or sold through usual investment channels, including banks and brokers. The Company will apply to have the Common Stock listed on The Nasdaq Stock Market.

    The Rights evidenced by a single Subscription Certificate may be transferred in whole by endorsing the Subscription Certificate for transfer in accordance with the accompanying instructions. A portion of the Rights evidenced by a single Subscription Certificate (but not fractional Rights) may be transferred by delivering to the Subscription Agent a Subscription Certificate properly endorsed for transfer, with instructions to register such portion of the Rights evidenced thereby in the name of the transferee (and to issue a new Subscription Certificate to the transferee evidencing such transferred Rights). In such event, a new Subscription Certificate evidencing the balance of the Rights will be issued to the Rights holder or, if the Rights holder so instructs, to an additional transferee. However, notwithstanding the foregoing, the Subscription Agent will reissue Subscription Certificates for the transferred Rights to the transferee, and will reissue Subscription Certificates for the balance, if any, to the holder of the Rights, only to the extent it is able to do so before the Expiration Date. To transfer Rights to any person other than a bank or broker, signatures on the Subscription Certificate must be guaranteed by an Eligible Institution.

    Holders wishing to transfer all or a portion of their Rights (but not fractional Rights) should allow a sufficient amount of time prior to the Expiration Date for (i) the transfer instructions to be received and processed by the Subscription Agent, (ii) a new Subscription Certificate to be issued and transmitted to the transferee or transferees with respect to transferred Rights, and to the transferor with respect to retained Rights, if any, and (iii) the Rights evidenced by such new Subscription Certificates to be exercised or sold by the recipients thereof. None of the Company, ERC, nor the Subscription Agent will have any liability to a transferee or transferor of Rights if Subscription Certificates are not received in time for exercise or sale prior to the Expiration Date.

    Except for the fees charged by the Subscription Agent (which will be paid by the Company), all commissions, fees and other expenses (including brokerage commissions and transfer taxes) incurred in connection with the purchase, sale or exercise of Rights will be for the account of the transferor of the Rights, and none of such commissions, fees or expenses will be paid by the Company or the Subscription Agent.

    The Company anticipates that the Rights will be eligible for transfer through, and that the exercise of the Basic Subscription Privilege (but not the Oversubscription Privilege) may be effected through, the facilities of The Depository Trust Company ("DTC"). Rights exercised through DTC are referred to as "DTC Exercised Rights." The holder of a DTC Exercised Right may exercise the Oversubscription Privilege in respect of such DTC Exercised Right by properly executing and delivering to the Subscription Agent, at or prior to 5:00 p.m.,
Eastern time, on November       , 1998, a DTC Participant Oversubscription
Exercise Form, together with payment of the appropriate Subscription Price for the number of Underlying Shares for which the Oversubscription Privilege is to be exercised. Copies of the DTC Participant Oversubscription Exercise Form may be obtained from the Subscription Agent.

FEDERAL INCOME TAX CONSEQUENCES

    The following summary describes the material United States federal income tax considerations affecting holders of Company Common Stock receiving Rights in the Rights Offering. This summary is based upon laws, regulations, rulings, and decisions currently in effect. This summary does not discuss all aspects of federal taxation that may be relevant to a particular investor or to certain types of investors subject to special treatment under the federal tax laws (for example, banks, dealers in securities, life insurance companies, tax-exempt organizations, and foreign persons), nor does it discuss any aspect of state, local, or foreign tax laws.

    HOLDERS OF COMPANY COMMON STOCK SHOULD CONSULT THEIR OWN TAX ADVISORS CONCERNING THEIR INDIVIDUAL TAX SITUATIONS AND THE TAX CONSEQUENCES OF THE RIGHTS OFFERING UNDER THE INTERNAL REVENUE CODE OF 1986 AND UNDER ANY APPLICABLE STATE, LOCAL, OR FOREIGN TAX LAWS.

    DISTRIBUTION OF THE RIGHTS TO HOLDERS OF COMPANY COMMON STOCK. A holder of Company Common Stock will not recognize taxable income for federal income tax purposes as a result of the issuance to such holder of Rights in respect of the Company Common Stock. Except as provided in the following sentence, the basis of such Rights will be zero. If either (i) the fair market value of the Rights on the date of distribution is 15% or more of the fair market value of the Company Common Stock in respect of which they are received on such date, or (ii) the stockholder elects, in the stockholder's federal income tax return for the taxable year in which the Rights are received, to allocate part of the basis of such Company Common Stock to the Rights, then the stockholder's basis in such Company Common Stock will be allocated between such Company Common Stock and such Rights in proportion to their respective fair market values on the date of distribution. The holding period of a stockholder with respect to Rights received as a distribution on such stockholder's Company Common Stock will include the stockholder's holding period for the Company Common Stock in respect of which the Rights were issued.

    EXERCISE OF RIGHTS. A holder of Rights will not recognize gain or loss upon the exercise of the Rights. A holder of Rights who receives shares of Company Common Stock upon such exercise will acquire a tax basis in those shares equal to the sum of the price paid on exercise and the holder's tax basis in the Rights. The holding period of Company Common Stock received on exercise of the Rights will begin on the date the Rights are exercised.

    TRANSFER OR LAPSE OF RIGHTS. A holder who sells a Right will recognize taxable gain or loss equal to the difference between the holder's basis in the Right and the amount received in exchange for the Right. Gain or loss from the sale of a Right will be capital gain or loss if the Common Stock into which the Right is convertible would have been a capital asset in the hands of the holder, and will be long-term capital gain or loss if the holding period of the Right in the hands of the holder is more than one year (see "-- Distribution of the Rights to Holders of Company Common Stock" for a discussion of the determination of the holding period of the Rights). If a Right expires unexercised, the holder will recognize a loss on the day the Right expires equal to the holder's basis in the Right. Such loss will be a capital loss if the sale of the Right would have generated capital gain or loss for the holder.

    NO BOARD RECOMMENDATION. AN INVESTMENT IN THE COMMON STOCK MUST BE MADE PURSUANT TO EACH INVESTOR'S EVALUATION OF ITS, HIS OR HER BEST INTERESTS. ACCORDINGLY, ALTHOUGH THE BOARD OF DIRECTORS OF THE COMPANY UNANIMOUSLY APPROVED THE RIGHTS OFFERING, IT MAKES NO RECOMMENDATION TO HOLDERS REGARDING WHETHER THEY SHOULD EXERCISE THEIR RIGHTS.

                                THE DISTRIBUTION

INTRODUCTION

    The Board of Directors of Energy Research Corporation, a New York corporation ("ERC"), has declared a special distribution (the "Distribution") of one share of Company Common Stock, for each share of ERC Common Stock, held of
record as of the close of business on October   , 1998 (the "Record Date").
Prior to the Distribution, ERC owned all of the outstanding shares of Company
Common Stock. ERC will effect the Distribution on or about November   , 1998
(the "Distribution Date") by delivering all of the issued and outstanding shares of Company Common Stock to Continental Stock Transfer & Trust Company, as the Distribution Agent, for transfer and distribution to the holders of record of ERC Common Stock as of the Record Date. It is expected that the shares of Company Common Stock will be transferred to ERC stockholders beginning on or
about November   , 1998. Holders of ERC Common Stock on the Record Date will not be required to make any payment or to take any other action to receive their portion of the Distribution.

    The principal effect of the Distribution will be to separate ERC's Battery Business Group and operations from its fuel cell business and related activities. After the Distribution, each business will be conducted by a separate, publicly held corporation. The Company will own and operate the battery business, and ERC will retain and continue to own and operate the fuel cell business.

    The Distribution does not require stockholder approval and the ERC Board may abandon, defer or modify the Distribution prior to the Distribution Date. The Company's stockholders will not be entitled to appraisal rights in connection with the Distribution.

    After the Distribution, ERC Common Stock will continue to be traded on the American Stock Exchange. As a result of the Distribution, the trading prices of ERC Common Stock are likely to be lower than the trading prices of ERC Common Stock immediately prior to the Distribution. The aggregate trading prices of ERC Common Stock and Common Stock of the Company after the Distribution may be less than, equal to or greater than the trading prices of ERC Common Stock prior to the Distribution. In addition, until the market has fully analyzed the operations of ERC without the battery business, the prices at which ERC Common Stock trades may fluctuate significantly.

REASONS FOR THE DISTRIBUTION

    The Board of Directors of ERC has determined, for the reasons set forth below, to separate ERC into two publicly held companies: the Company, a newly formed corporation which will own and operate the battery business and operations, and ERC, which will continue to own and operate its fuel cell business.

    The battery business of the Company and the fuel cell business of ERC have distinctly different investment, operating and financial characteristics. For instance, the battery markets are mature markets in which the Company expects to introduce a new product, while the fuel cell market is in its preliminary stage; currently, there are widespread commercial markets for batteries, while no such markets exist for fuel cells; battery products require mass production, while fuel cell products are expected to be much more customized depending on their use; batteries have different retail market segments ranging from electronic equipment such as cell phones and computers to electric cars, while fuel cells are mainly geared towards stationary electric power. The two businesses attract investors having different investment criteria, and operation of the two businesses by the same corporation or affiliated group of corporations may reduce the ability of each business to attract equity capital.

    The Board therefore considers it to be in the best interests of both the battery business and fuel cell business that they be separated, which will allow management of each company to more appropriately undertake capital requirements and investment decisions, as well as to allow investors to invest in either business without consideration of the other.

    In addition, the Distribution will allow the Company to offer its employees an effective equity-based employee compensation package as well as to allow ERC to provide its employees with incentive plans that more appropriately relate to the performance of its fuel cell business. Furthermore, the Board of Directors of ERC believes that the Company's post-Distribution capital structure and business focus should help it better compete with other battery companies while enabling ERC to devote its capital and personnel solely to the development of its fuel cell technology.

    Pursuant to the Distribution, a stockholder will have an ownership interest in both ERC and the Company after the Distribution. However, as a result of the Distribution, current stockholders and prospective investors will have the ability to make separate investment decisions regarding each business. Notwithstanding the foregoing, holders of Company Common Stock who do not exercise their Basic Subscription Privileges pursuant to the Rights Offering will experience dilution of their percentage voting interest and ownership interest in future net earnings, if any, of the Company. See "RISK FACTORS-- Dilution from Rights Offering."

    The Distribution will be reflected in ERC's financial statements as a charge against stockholders' equity. The pro forma consolidated effect on ERC of the Distribution, if it had occurred on July 31, 1998, would have been to reduce ERC's assets by approximately $3.6 million and stockholders' equity by approximately $.3 million.

MANNER OF EFFECTING THE DISTRIBUTION

    In connection with the Distribution, all of the outstanding shares of Company Common Stock will be delivered to the Distribution Agent for transfer and distribution to the holders of record of ERC Common Stock as of the Record Date. It is expected that shares of Company Common Stock will be transferred by
the Distribution Agent to ERC stockholders beginning on or about November   ,
1998.

    The Board of Directors of ERC has reserved the right to abandon, defer or modify the Distribution and related transactions described in this Information Statement at any time prior to 11:59 p.m., New York time, on the day immediately preceding the Distribution Date.

    No holder of ERC Common Stock will be required to pay any cash or other consideration for the shares of Company Common Stock received in the Distribution or surrender or exchange shares of ERC Common Stock. The Distribution will not affect the number of, or the rights attaching to, outstanding shares of ERC Common Stock. All shares of Company Common Stock will be fully paid and non-assessable and the holders of those shares will not be entitled to preemptive rights. See "DESCRIPTION OF SECURITIES--Company Common Stock."

LISTING AND TRADING OF COMPANY COMMON STOCK

    There is not currently a public market for Company Common Stock. Prices at which Company Common Stock may trade prior to the Distribution on a "when-issued" basis or after the Distribution cannot be predicted. Until the Company Common Stock is fully distributed and an orderly market develops, the prices at which trading in such stock occurs may fluctuate significantly. The prices at which Company Common Stock trades will be determined by the marketplace and may be influenced by many factors, among others, the depth and liquidity of the market for Company Common Stock, investor perception of the Company and the industries in which the Company or its customers participate, and other general economic and market conditions. See "RISK FACTORS--No Prior Market for Common Stock."

    The Company expects to seek approval for trading of the Common Stock and the
Rights on The Nasdaq Stock Market under the symbol "    ." The Company initially
will have approximately 1,800 stockholders based upon the number of beneficial
stockholders of ERC as of October   , 1998.

FEDERAL INCOME TAX ASPECTS OF THE DISTRIBUTION

    The Company has been advised by its counsel, Brown, Rudnick, Freed & Gesmer, that the Distribution will qualify as a tax free spin-off under Sections 355 and 368(a)(1)(D) of the Internal Revenue Code of 1986, as amended (the "Code"). The Distribution is conditioned upon receipt of an opinion of counsel satisfactory to the ERC Board to the same effect. So long as the Distribution qualifies under Sections 355 and 368(a)(1)(D) of the Code, in the opinion of Brown, Rudnick, Freed & Gesmer, the principal Federal income tax consequences of the Distribution will be as follows:

        (1) No gain or loss will be recognized by (and no amount will be included in the income of) a holder of ERC Common Stock upon the receipt of Common Stock in the Distribution.

        (2) The aggregate basis of the ERC Common Stock and the Company Common Stock in the hands of the stockholders of ERC immediately after the Distribution will be the same as the aggregate basis of the ERC Common Stock held immediately before the Distribution, allocated in proportion to the fair market value of each.

        (3) The holding period of the Company Common Stock received by the stockholders of ERC will include the holding period of ERC Common Stock with respect to which the Distribution will be made, provided that such stockholder held the ERC Common Stock as a capital asset on the Distribution Date.

        (4) No gain or loss will be recognized by ERC upon the Distribution.

    THE FOREGOING IS ONLY A SUMMARY OF THE MATERIAL FEDERAL INCOME TAX CONSEQUENCES OF THE DISTRIBUTION UNDER CURRENT LAW, AND DOES NOT TAKE INTO ACCOUNT ANY SPECIAL CIRCUMSTANCES THAT MAY APPLY TO PARTICULAR SHAREHOLDERS. EACH SHAREHOLDER SHOULD CONSULT HIS OR HER TAX ADVISOR AS TO THE PARTICULAR CONSEQUENCES OF THE DISTRIBUTION TO SUCH SHAREHOLDER, INCLUDING THE APPLICATION OF STATE, LOCAL AND FOREIGN TAX LAWS, AND AS TO POSSIBLE CHANGES IN TAX LAWS THAT MAY AFFECT THE TAX CONSEQUENCES DESCRIBED ABOVE. THIS SUMMARY MAY NOT BE APPLICABLE TO SHAREHOLDERS WHO RECEIVED THEIR ERC COMMON STOCK PURSUANT TO THE EXERCISE OF EMPLOYEE STOCK OPTIONS, UNDER AN EMPLOYEE STOCK PURCHASE PLAN OR OTHERWISE AS COMPENSATION OR WHO ARE NOT CITIZENS OR RESIDENTS OF THE UNITED STATES.

    The opinions of counsel referred to above would not be binding upon the Internal Revenue Service (the "IRS") and would be subject to certain factual representations and assumptions. ERC is not aware of any present facts or circumstances which should cause such representations and assumptions to be untrue. However, certain future events not within the control of ERC or the Company, including certain extraordinary purchases of ERC Common Stock or Company Common Stock, could cause the Distribution not to qualify as tax-free. Depending on the event, the Company may be liable for some or all of the taxes resulting from the Distribution not qualifying under Sections 355 and 368(a)(1)(D) of the Code as tax-free. See "THE DISTRIBUTION--Relationship Between ERC and the Company after the Distribution--Tax Sharing Agreement." If the Distribution were taxable, then (i) each holder of ERC Common Stock who receives shares of Company Common Stock in the Distribution would be treated as if such shareholder received a taxable distribution, taxed as a dividend to the extent of such shareholder's pro rata share of ERC's current and accumulated earnings and profits and then treated as a return of capital to the extent of the holder's basis in the ERC Common Stock and finally as gain from the sale or exchange of ERC Common Stock and (ii) corporate level taxes would be payable by the affiliated group of which ERC is the common parent, based upon the excess of the fair market value of the Company Common Stock on the date of the Distribution over ERC's tax basis therein. ERC does not intend to effect the Distribution if, prior to the Distribution Date, ERC becomes aware of circumstances that would result in the Distribution being a taxable transaction.

    Information with respect to the allocation of tax basis between Company Common Stock and ERC Common Stock will be provided to shareholders at the time of distribution of the account statements reflecting ownership of shares of Company Common Stock.

RELATIONSHIP BETWEEN ERC AND THE COMPANY AFTER THE DISTRIBUTION

    For purposes of governing certain relationships between ERC and the Company after the Distribution and providing for an orderly transition, ERC and the Company have entered into or will enter into various agreements, including those described below. Copies of certain of the agreements are included as exhibits to the Company's Registration Statement on Form SB-2 under the Securities Act of 1933, as amended (the "Act"), relating to the Company Common Stock, and the following discussions with respect to such agreements are qualified in their entirety by reference to the agreements as filed.

    DISTRIBUTION AGREEMENT

    ERC and the Company have entered into a Distribution Agreement (the "Distribution Agreement"), which provides for, among other things, the principal corporate transactions required to effect the Distribution, the transfer to the Company of the assets of the battery business, the division between ERC and the Company of certain liabilities and obligations, the distribution by ERC of all outstanding shares of the Company Common Stock to ERC stockholders and certain other agreements governing the relationship between ERC and the Company after the Distribution.

    Subject to certain exceptions, the Distribution Agreement provides for, among other things, assumptions of obligations and liabilities and cross-indemnities designed to allocate financial responsibility for the obligations and liabilities arising out of or in connection with the battery business to the Company and financial responsibility for the obligations and liabilities arising out of or in connection with the fuel cell business to ERC.

    The Distribution Agreement also provides that each of the Company and ERC will be granted access to certain records and information in the possession of the other, and requires the retention by each of the Company and ERC for a period of ten years following the Distribution of all such information in its possession, and thereafter requires that each party give the other prior notice of its intention to dispose of such information. In addition, the Distribution Agreement provides for the allocation of shared privileges with respect to certain information (including, for example, the attorney-client privilege) and requires each of the Company and ERC to obtain the consent of the other prior to waiving any shared privilege.

    The Distribution Agreement provides that, except as otherwise set forth therein or in any related agreement, all costs and expenses in connection with the Distribution will be charged to the party for whose benefit the expenses are incurred.

    TAX SHARING AGREEMENT

    ERC and Company have entered into a tax sharing agreement (the "Tax Sharing Agreement") that defines the parties' rights and obligations with respect to filing of returns, payments, deficiencies and refunds of federal, state and other income, franchise or certain other taxes relating to ERC's business for periods prior to and including the Distribution and with respect to certain tax attributes of ERC after the Distribution. In general, with respect to periods ending on or before the last day of the taxable year in which the Distribution occurs, ERC is responsible for (i) filing both consolidated federal tax returns for the ERC affiliated group and combined or consolidated state tax returns for any group that includes a member of the ERC affiliated group, including, in each case, the Company for the relevant periods of time that the Company was a member of the applicable group, and (ii) paying the taxes relating to such returns (including any subsequent adjustments resulting from the redetermination of such tax liabilities by the applicable taxing authorities). The Company is responsible for filing returns and paying taxes relating to it for periods that begin before and end after the Distribution and for periods that begin after the Distribution. ERC and the Company have agreed to cooperate with each other and to share information in preparing such tax returns and in dealing with other tax matters.

    SERVICES AGREEMENT

    Pursuant to the terms of the Distribution Agreement, and as a condition precedent to the consummation of the transactions contemplated thereby, ERC and the Company have entered into a Services Agreement (the "Services Agreement"), under the terms of which ERC will provide to the Company certain management and administrative services, as well as the use of certain office, research and development, manufacturing and support facilities and services of ERC. The Services Agreement shall continue until terminated by either party upon 120 days' notice. In addition, the Company may terminate the Services Agreement as to one or more of the services, upon 60 days' notice to ERC.

    The types of services to be provided pursuant to the Services Agreement by ERC, through its employees, include financial reporting, accounting, auditing, tax, office services, payroll, human resources, analytical lab, microscopic analysis, machine shop and drafting, as well as the part time management services of Jerry Leitman and Louis Barth. ERC will also provide office, research and development and manufacturing space for the Company. The method of calculating the applicable charges to be paid by the Company for each type of service are set forth in the Services Agreement; such charges are payable quarterly.

    The Company estimates that the net fees to be paid to ERC for services performed will initially be approximately $212,000 per quarter, excluding certain services billed on the basis of usage, such as purchasing, analytical lab, microscopic analysis, machine shop and drafting, which amount takes into account ERC's additional costs related to providing such services, and will decline as the services performed decrease. The Company presently expects that most of such services will be provided by ERC for approximately one year.

    AGENCY AGREEMENT

    The Company and ERC have entered into a Transfer and Agency Agreement ("Agency Agreement") pursuant to which ERC has transferred to the Company all of its right, title and interest in and to the joint venture contracts and license agreements between ERC and certain Chinese entities as described in "BUSINESS--Partnerships, Joint Ventures and Licenses" subject to receipt of certain necessary approvals. Pending receipt of these approvals, ERC has appointed the Company as its agent for all purposes under these agreements. Pursuant to this agency relationship, the Company will receive all of the benefits and assume all of the obligations under these agreements as ERC's agent until such time as ERC obtains necessary approvals to the assignment of the agreements to the Company.

ADDITIONAL INFORMATION

    Shareholders of ERC with inquiries related to the Distribution should contact Louis P. Barth, Corporate Secretary, Energy Research Corporation, 3 Great Pasture Road, Danbury, Connecticut 06813, telephone (203) 825-6000; or the Company's stock transfer agent, Continental Stock Transfer & Trust Company, Two Broadway, New York, New York 10004, telephone: (212) 509-4000 ext. 535.

                                USE OF PROCEEDS

    The net proceeds to be received by the Company from the Rights Offering depends on the number of Rights exercised. The maximum net proceeds to be received by the Company are estimated to be $7,756,546, assuming the exercise of 4,128,273 Rights at the Subscription Price of $2.00 per share and after deducting the estimated offering expenses payable by the Company.

    The Company intends to use the net proceeds from the Rights Offering primarily to lease and equip a new facility for limited production and manufacturing purposes, for working capital purposes, for possible investments in joint ventures, and for general corporate purposes. In addition, the Company may acquire other businesses or technologies or products which are compatible with the Company's business for the purpose of expanding its business, however the Company has no current agreements, commitments or arrangements with respect to any proposed acquisition and no assurance can be given that any acquisition will be made in the future. Pending such applications, net proceeds are expected to be invested by the Company primarily in high quality interest or dividend bearing instruments.

                                    DILUTION

    Stockholders who do not exercise their Basic Subscription Privilege will realize a dilution of their percentage voting interest and ownership interest in future net earnings, if any, of the Company. The amount of dilution will depend on the number of shares of Common Stock purchased by other stockholders in the Rights Offering. If all stockholders fully exercise their Basic Subscription Privilege, the effective percentage ownership of each stockholder will remain unchanged (assuming that no outstanding stock options are exercised).

                                DIVIDEND POLICY

    The payment and amount of cash dividends on Company Common Stock after the Distribution will be subject to the discretion of the Company Board. The Company's dividend policy will be reviewed by the Company's Board of Directors from time to time as may be appropriate and payment of dividends as the Company Board deems relevant. Subject to the foregoing, the Company does not intend to declare and pay any dividends after the Distribution for the foreseeable future.

                                 CAPITALIZATION

    The following table sets forth (i) the actual capitalization of the Company at July 31, 1998, (ii) the pro forma adjustments giving effect to the combination of Evercel, Inc. and the Battery Business Group of ERC, the proposed amendment and restatement of the Company's Certificate of Incorporation to increase the authorized capital stock to 21,000,000 shares, and the Distribution as if it had been completed at that date and (iii) the pro forma capitalization of the Company as adjusted to give effect to the Rights Offering of 4,128,273 Rights and the net proceeds therefrom.

                                                                                                 PRO FORMA
                                                                                    ACTUAL     -------------  AS ADJUSTED
                                                                                  -----------     (000'S)     -----------
Stockholders' Equity:
  Preferred stock, $.01 par value; authorized-1,000,000 shares; issued and
    outstanding-none............................................................   $      --     $      --     $      --
  Common stock, $.01 par value; authorized-3,000 shares, actual; 20,000,000 shares, pro forma and as adjusted; issued and outstanding-100 shares,
    actual; and 4,128,273 shares, pro forma; 8,256,546, as adjusted.............          --            41            83
  Additional paid in capital....................................................           1           274         7,989
                                                                                         ---         -----    -----------

      Total stockholders' equity and capitalization.............................   $       1     $     315     $   8,072
                                                                                         ---         -----    -----------
                                                                                         ---         -----    -----------

                    MANAGEMENT'S DISCUSSION AND ANALYSIS OF
                 FINANCIAL CONDITION AND RESULTS OF OPERATIONS

OVERVIEW

    Historically, the Company has supported a portion of its activities with revenues from government funded research and development contracts. United States Government contracts, which represent the bulk of these contracts, are generally multi-year, cost reimbursement type contracts. Their continuation is dependent upon the government's continued allocation of funds. Under a cost-reimbursement contract, the Company is reimbursed for reasonable and allocable costs of materials, subcontracts, direct labor, overhead, general and administrative expenses, independent research and development costs and bid and proposal preparation costs, provided the total of such costs do not exceed the reimbursement limits set by the contract. In addition, the contract may bear a fixed fee or profit. The Company's only remaining government contract, a cost reimbursement contract with the National Institute of Health, is expected to be completed in the near term as it has substantially reached its funding limitation.

    In early 1997, the Company commenced the first stages of commercialization of its Ni-Zn battery technology, by entering into a license agreement with Corning, Inc. to continue to develop the technology and to manufacture and market batteries worldwide. The Corning license was exclusive for all applications with the exception of electric vehicles and hybrid electric vehicles ("EV/HEVs") for which the Company retained all rights. During the latter part of 1997 and early 1998, Corning verified the Company's Ni-Zn battery performance. During fiscal 1998, Corning, terminated the license with the Company for strategic business reasons.

    In 1998, the Company entered into a license agreement (the "NanYa License Agreement") with a joint venture between NanYa Plastics Corporation of Taiwan, Formosa Plastics Group Company and Xiamen Three Circles Co., Ltd. (formerly Xiamen Daily Use Chemicals Co., Ltd.) of Xiamen, China for the use of the Company's Ni-Zn batteries in EV/HEVs in China on an exclusive basis and for certain countries in Southeast Asia on a non-exclusive basis. The NanYa License Agreement calls for payment of $5,000,000 in three stages and a royalty for the exclusive and non-exclusive territories. See "BUSINESS-- Partnerships, Joint Ventures and Licenses."

    Also in 1998, the Company entered into a license agreement (the "Three Circles License Agreement") with Xiamen Three Circles-ERC Battery Corp., Ltd. for the use of the Company's Ni-Zn batteries in electric bicycles, scooters and other applications. The Three Circles License Agreement included an initial payment to the Company of $3,000,000. In connection with the Three Circles License Agreement, the Company entered into a joint venture agreement with Xiamen Three Circles Corp., Ltd. and has obtained a 50.5% ownership of the Xiamen Three Circles-ERC Battery Corp., Ltd. for an investment of approximately $3,000,000. This joint venture will manufacture batteries, sell batteries and pay royalties to the Company under the terms of the Three Circles License Agreement. See "BUSINESS--Partnerships, Joint Ventures and Licenses."

RESULTS OF OPERATIONS

    The following table sets forth certain items from the Company's statement of operations for the fiscal years ended October 31, 1996, and 1997, respectively, and for the nine months ended July 31, 1997 and 1998, respectively:

                                                                                                    NINE MONTHS ENDED
                                                                                 YEARS ENDED
                                                                                   OCT. 31,              JULY 31,
                                                                             --------------------  --------------------
                                                                               1996       1997       1997       1998
                                                                             ---------  ---------  ---------  ---------
                                                                                           (IN THOUSANDS)
Revenues:
  Contracts................................................................  $     355  $     144  $     128  $       2
  License fee income.......................................................         --        292        167        419
                                                                             ---------  ---------  ---------  ---------
Total revenues.............................................................        355        436        295        421
                                                                             ---------  ---------  ---------  ---------
Cost and expenses:
  Cost of revenues.........................................................        246         98        117         30
  Depreciation and amortization............................................         34         40         26         37
  Administrative and selling...............................................        199        268        180      1,076
  Research & development...................................................        644        897        480      1,283
                                                                             ---------  ---------  ---------  ---------
                                                                                 1,123      1,303        803      2,426
                                                                             ---------  ---------  ---------  ---------
Loss from operations before income tax.....................................  $    (768) $    (867) $    (508) $  (2,005)
Provision (benefit) for income taxes.......................................       (261)      (295)      (173)      (682)
                                                                             ---------  ---------  ---------  ---------
Net loss...................................................................  $    (507) $    (572) $    (335) $  (1,323)
                                                                             ---------  ---------  ---------  ---------

    NINE MONTHS ENDED JULY 31, 1998 COMPARED WITH NINE MONTHS ENDED JULY 31,
1997.

    Contract revenue decreased 98% to $2,000 in the 1998 period from $128,000 in the 1997 period. The decrease was due primarily to the funding limitation of the National Institute of Health contract.

    License fee income increased 194% to $419,000 in the 1998 period from $167,000 in the 1997 period. The increase was due substantially to license fees received under the NanYa License Agreement. The increase was also due to the battery license agreement with Corning, Inc. During the 1998 period Corning, Inc. terminated its license with the Company, therefore, license fee income, net, in future periods will not include payments from Corning, Inc.

    Cost of revenue decreased 74% to $30,000 in the 1998 period from $117,000 in the 1997 period. The decrease was due primarily to the lower contract revenue mentioned above.

    Administrative and selling expense increased 498% to $1,076,000 in the 1998 period from $180,000 in the 1997 period. The administrative and selling expense includes approximately $571,000 of costs associated with the commercialization of the battery business group. Approximately 35% of these costs included expenses associated with several agreements in China, including the Three Circles License Agreement and the related joint venture. An additional 35% of these costs were associated with negotiations undertaken by the Company to acquire a privately held battery company. After due diligence issues arose, the Company decided not to proceed with the transaction. The remainder of the costs were internal expenses associated with the above, as well as internal costs associated with the Distribution and the Rights Offering. The administrative and selling expense also includes approximately $325,000 of ERC's administrative and selling expenses allocated to the Company due to expanded battery activities. The administrative and selling expenses were allocated based upon revenue, research and development activity and bid and proposal activity. Depreciation increased 42% to $37,000 in the 1998 period from $26,000 in the 1997 period. The increase was due primarily to the purchase of machinery, equipment and tooling to support the expanded battery activities. Research and development expense increased 167% to $1,283,000 in the

1998 period from $480,000 in the 1997 period. The increase was substantially due to expanded battery activities including the manufacture and successful testing of a Ni-Zn electric vehicle battery. A second electric vehicle battery is currently being manufactured.

    The loss from operations increased 295% to $2,005,000 in the 1998 period from $508,000 in the 1997 period. The loss was due primarily to the reasons mentioned above.

FISCAL 1997 COMPARED WITH FISCAL 1996

    Contract revenue decreased 59% to $144,000 in fiscal 1997 from $355,000 in fiscal 1996. The expected decrease was primarily due to the contract funding limit with the National Institutes of Health.

    License fee income was $292,000 in fiscal 1997 compared to no license fee income in fiscal 1996. During fiscal 1997 the Company entered into a nickel-zinc battery license with Corning, Inc.

    Cost of revenue decreased 60% to $98,000 in fiscal 1997 from $246,000 in fiscal 1996. The decrease was due to the decline in revenue mentioned above.

    Administrative and selling expenses increased 35% to $268,000 in fiscal 1997 period from $199,000 in fiscal 1996. The increase is due primarily to expanded battery activities resulting in the allocation to the Company of a greater portion of the administrative and selling expenses of ERC. Depreciation increased 18% to $40,000 in fiscal 1997 period from $34,000 in fiscal 1996. The increase in depreciation is primarily due to the purchase of machinery and equipment in fiscal 1997. Research and development expenses increased 39% to $897,000 in fiscal 1997 from $644,000 in fiscal 1996 . The increase was due primarily to expanded battery manufacturing and test activities for electric vehicle applications.

    The loss from operations increased 13% to $867,000 in the 1997 period from $768,000 in the 1996 period. The increase was due primarily to the reasons mentioned above.

INCOME TAXES

    The Company has recorded a tax benefit for its losses to the extent such losses have been recognized in the consolidated tax return of ERC.

    Subsequent to the Distribution, the Company's income tax provision will be recorded on a separate company basis, pursuant to the requirements of Financial Accounting Standard No. 109 "Accounting for Income Taxes."

RECENTLY ISSUED ACCOUNTING STANDARDS

    In June 1997, the Financial Accounting Standards Board ("FASB") issued the Statement of Financial Accounting Standard ("SFAS") No. 130 "Reporting Comprehensive Income" and No. 131 "Disclosures about Segments of an Enterprise and Related Information." SFAS No. 130 requires companies to report comprehensive income and SFAS No. 131 requires companies to report segment information as it is used internally to evaluate segment performance. These statements merely provide for additional disclosure requirements. The Company is required to adopt these new standards in fiscal 1999. In June 1998 the FASB issued SFAS #133 "Accounting for Derivative Instruments and Hedging Activity" which is required to be adopted in all fiscal quarters in all fiscal years beginning after June 15, 1999. SFAS #133 is not expected to have a material impact on the Company at this time.

    During 1998, the American Institute of Certified Public Accountants ("AICPA") released its Statement of Position No. 98-1 ("SOP 98-1") "Accounting for the Costs of Computer Software Developed or Obtained for Internal Use" and Statement of Position No. 98-5 ("SOP 98-5") "Reporting on the Costs of Start-Up Activities", both of which are effective for fiscal years beginning after December 15, 1998. SOP 98-1 requires that certain costs related to the development or purchase of internal-use software be capitalized and amortized over the estimated useful life of the software. SOP 98-1 also requires that the costs related to the preliminary project stage and the post-implementation stage of an internal-use computer software development project be expensed as incurred. SOP 98-5 requires that the costs of start-up activities be expensed as incurred. SOP 98-5 requires companies to report the initial application of the standard as a cumulative effect of an accounting change. The Company is not required to adopt these standards until fiscal 2000. Management believes that the adoption of these standards will not have a material effect on the Company's results.

LIQUIDITY AND CAPITAL RESOURCES

    Historically, the Company has obtained all of its financial needs from its parent, ERC. ERC has provided funding for all battery research activities under its research and development expense budget. ERC has also provided all of the funding for capital expenditures for the purchase of machinery and equipment for all battery activities.

    The Company has entered into a Services Agreement with ERC to provide certain management and administrative services and office, research and development and manufacturing support facilities and services to the Company. See "THE DISTRIBUTION--Relationship Between ERC and the Company after the Distribution--Services Agreement."

    The Company will be dependent in part upon sufficient funds provided by the Rights Offering to continue research and development activities, to pay for administrative and selling expenses and to purchase machinery and equipment as well as to fund all employment related expenses.

    Under the NanYa License Agreement, the Company expects to receive license fee income upon the successful completion of a battery test required by that Agreement. The Company expects to receive a portion of this license fee income during the second fiscal quarter of 1999, assuming the test's successful completion, and the remainder of the license fee income in fiscal year 2000. The amount of these payments is expected to be $2,000,000 and $1,500,000 in fiscal years 1999 and 2000, respectively.

    The Company expects to continue to enter into license agreements, to participate in joint manufacturing ventures and to expand its battery manufacturing facilities. To participate in joint manufacturing ventures and to expand its manufacturing facilities it may require additional capital.

    Working capital at October 31, 1997 was $10,000 compared to a negative working capital at October 31, 1996 of $10,000. To date, ERC has provided all of the working capital needs of the Company.

YEAR 2000 COMPLIANCE

    The Year 2000 issue is a computer programming concern that may adversely effect the Company's information technology systems. The Company believes that it has taken reasonable steps to implement a Year 2000 compliance program designed to ensure that the Company's computer systems and applications will function properly beyond 1999. The Company believes that adequate resources have been allocated for this purpose and expects the Company's Year 2000 date conversion programs to be completed on a timely basis. The Company does not expect to incur significant expenditures to address this issue. However, there can be no assurance that the Company will identify all Year 2000 problems in its computer and other systems in advance of their occurrence or that the Company will be able to successfully remedy any problems that are discovered. The expenses of the Company's efforts to address such problems, or the expenses or liabilities to which the Company may become subject as a result of such problems, could have a material adverse effect on the Company's business, results of operations and financial condition. In addition, the revenue stream and financial stability of existing or future licensees, joint venture partners or customers may be adversely impacted by Year 2000 problems, which could cause fluctuations in the Company's revenues and operating profitability.

                                    BUSINESS

THE COMPANY

    The Company is engaged in the development and commercialization of an innovative, patented, Nickel-Zinc ("Ni-Zn") rechargeable battery, as well as the research and design of other advanced battery technologies. The Company's Ni-Zn battery technology offers high energy density and low material costs, resulting in a low weight, high power battery with a substantial price advantage over other comparable technologies. The Company's Ni-Zn battery may be used in a range of rechargeable battery applications, including electric vehicles, golf carts, electric wheelchairs, scooters, bicycles, powertools, boats and consumer and electronic products. The Company intends to fully commercialize its Ni-Zn technology through a combination of direct sales, licensing agreements and joint venture relationships.

    The Company has operated as the battery group of ERC since 1970. Since its inception, ERC has exclusively focused on the development and engineering of electricity production and storage by electrochemical means. The technologies which the Company, as part of ERC, has developed are appropriate for large advanced rechargeable batteries for electric vehicles as well as small rechargeable batteries for consumer products.

    As part of ERC, the Company's product sales emphasized very high performance cells for submarine, aerospace and military markets where application needs and engineering excellence outweighed low cost as the greatest concern. Several battery technologies were pursued, including silver-zinc ("Ag-Zn"), nickel cadmium ("Ni-Cd"), and Ni-Zn. During the mid 1970's to early 1980's, the Company manufactured high energy-density Ag-Zn batteries for submarines and submersibles for both main propulsion and auxiliary power. During the 1980's considerable development work was carried out for the US Navy to develop Ni-Cd batteries for nuclear submarines and for the U.S. Department of Energy ("DOE") to develop Ni-Zn batteries for electric vehicles. Historically, the Company's development activities were funded through corporate and government contracts as well as internal research and development funds.

    At present, the Company is focusing its efforts on the development, demonstration and commercialization of its advanced Ni-Zn rechargeable battery. The Company has developed patented technologies for use in its Ni-Zn batteries which permits the manufacture of batteries that have long cycle life and are lighter in weight and lower in cost than comparable batteries currently available. The Company believes its batteries can compete cost-effectively with Ni-Cd and NiMH batteries and with lead acid batteries in certain applications. Use of the Company's proprietary process in the construction of Ni-Zn batteries has the additional advantage of having very low environmental impact compared to lead-acid or Ni-Cd batteries.

    The Company believes that its Ni-Zn batteries represent a potential source of significant revenue once commercialization of such products is fully undertaken. The Company has begun the commercialization of its Ni-Zn technology within the past year and currently has two license agreements, the Nan Ya License Agreement, for the use of the Company's technology in batteries developed for EV/HEVs in China, Taiwan and certain other countries in Southeast Asia, and the Three Circles License Agreement for the use of the Company's technology in batteries to be used in miners' cap lamps and two and three wheel vehicles, including bicycles, scooters and off-road vehicles in China and Southeast Asia. In connection with the Three Circles License Agreement, the Company has also entered into a joint venture agreement with Xiamen Three Circles Co., Ltd. and has received a 50.5% ownership interest in the Xiamen Three Circles-ERC Battery Corp., Ltd., for the manufacture and sale of batteries under the terms of the Three Circles License Agreement.

    To further commercialize its Ni-Zn technology, the Company intends to pursue a range of battery markets, each of which has performance requirements aligned with the benefits Ni-Zn offers. However, since these markets range from moderately-sized, current battery applications to large future markets, such as electric vehicles, the Company intends to pursue a range of business strategies. To capitalize on these opportunities, the Company will manufacture and sell directly to OEMs, as well as continue to enter into joint venture agreements, and license its technology to larger organizations with established manufacturing or distribution capabilities in specific markets.

BATTERY TECHNOLOGY

    BACKGROUND

    A battery is an electrochemical apparatus used to store energy and release it in the form of electricity. There are two types of batteries, primary and rechargeable batteries, also known as secondary batteries. A primary, or disposable, battery is used until discharged and then discarded. A rechargeable, or secondary, battery can, after discharge, be recharged and used again. The Company's Ni-Zn batteries are designed to be rechargeable.

    Rechargeable batteries can often be used in battery applications where primary batteries are most commonly employed. The Company is conducting research and development of an advanced, rechargeable zinc-manganese dioxide battery designed to compete with the most common consumer AA, C, D, etc. batteries. Primary batteries are, in most cases, too costly for widespread use in applications currently utilizing rechargeable batteries.

    No one battery system is ideal for all rechargeable applications. There are numerous performance variables which vary in importance by application. Each commercially available battery system is stronger in certain areas and weaker in others. Important variables include: voltage; energy capacity per unit weight (energy density); energy capacity per unit of volume (volumetric energy density); power or discharge rate capability (how rapidly energy can be drawn from the battery or specific power); cycle life and how this varies with discharge rate and depth of discharge; response to ambient temperatures; rate of self-discharge; shelf life in charged and discharged states; size, shape and design flexibility; time and other constraints on recharging; safety, environmental and disposal considerations; and various application-specific considerations. The needs of various battery applications place a different priority on these characteristics, and, thus, require different solutions. In addition, for each anode/cathode combination there are many alternative ways to design a battery, involving choices of electrolyte and electrode materials and how components are shaped and manufactured. Design choices involve trade-offs, and as a result improvement in one element of a battery's performance often comes at a sacrifice of another characteristic. A battery optimized for just one characteristic may not be competitive if its performance in other areas is inferior.

    The Company selected Ni-Zn for development because of its potential to compete well in several large rechargeable battery markets. The following chart compares Ni-Zn to certain other competitive battery technologies.

                      BATTERY PERFORMANCE CHARACTERISTICS

                                  NICKEL-ZINC     LEAD-ACID      NICKEL-CADMIUM      NICKEL-MH     LITHIUM-ION
                                 --------------  ------------  -------------------  ------------  --------------
Energy Density (Wh/kg).........         60--80          35-40            45--55          60--80        100--150
Specific Power (W/kg)..........            500           >200               500        100--185             100
Cycle Life (deep discharge)....            600       200--300         700--1200       700--1200       400--1200
Cost ($/Wh)....................     0.15--0.50     0.10--0.30         0.5--1.50      1.00--3.00      1.50--5.00

    The following explains some of the key characteristics by which battery systems are measured and compared:

    ENERGY DENSITY measures the capability of the battery to store energy, in watt-hours per kilogram, which is critical to a battery's competitiveness. Ni-Zn has about twice the energy density of lead-acid systems and is superior to Ni-Cd. Ni-MH has an energy density comparable to Ni-Zn, and is currently being used for electric vehicle applications.

    SPECIFIC POWER measures the ability to deliver power on demand and satisfy the needs of a high current-drain device. Lead-acid is typically the best known for starting a car. This is one of Ni-Zn's strongest capabilities, with instantaneous power equal to Ni-Cd and significantly greater than Ni-MH. In power tools and EV applications, this characteristic is as important as energy density or total capacity. In lower current-drain applications like laptops or hearing aids, energy density and practical run-time are more important and lithium-ion and high energy-density, low current-drain zinc-air systems are commonly used.

    CYCLE LIFE is a measure of how many times the battery can be recharged before it is replaced, which is important in affecting the cost in use and, to an extent, convenience. Discharge and recharge cycles can be repeated a number of times in rechargeable batteries, but the achievable number of cycles (cycle life) varies among technologies and is an important competitive factor. All rechargeable batteries experience a small, but measurable loss in energy with each cycle. The industry commonly measures cycle life in number of cycles a battery can achieve until 80% of the battery's initial energy capacity remains. With only a modest 10% discharge, a Ni-Zn battery would be capable of over 11,000 (shallow discharge) cycles. Cycle life is application-specific, temperature-dependent and driven by several other factors.

    The deep discharge cycle life of the Company's current Ni-Zn battery is competitive for its intended applications. However, gradual improvement from over 600 cycles currently to 1000 deep discharge cycles in the future is one research objective. This will increase the life-span in use for motive power applications and make the cells even more cost-competitive.

    COST is obviously important to the success of a battery system. With automated production lines, lead-acid is the lowest cost rechargeable battery today. In volume production the Company believes its Ni-Zn's cost will be close to that of lead-acid and will offer higher performance. Competing high-performance battery systems, such as Ni-Cd or Ni-MH, are unlikely to match Ni-Zn's cost even with mass production, due to substantially higher material costs.

    ENVIRONMENTAL AND SAFETY ISSUES surround most battery systems. Both nickel and zinc, while not entirely harmless, are relatively benign compared to other high-performance, rechargeable electrode materials. Lead is toxic, however there are currently systems in place in the developed world to recycle lead. There is pressure in Europe to ban or require recycling of Ni-Cd batteries due to the poisonous nature of cadmium. It would be desirable, but difficult, to recycle metal hydrides, given their high cost. Recharging batteries produces heat and, in some systems, hydrogen. Li-ion batteries have caught fire. The Company's Ni-Zn design appears to have no intrinsic safety problems. The prospect of stricter environmental legislation relating to the manufacture, disposal and recycling of batteries containing lead or cadmium, both of which are hazardous and toxic, if enacted, could enhance the attractiveness of the Company's Ni-Zn battery.

COMPANY PRODUCTS

    NI-ZN BATTERIES

    The Company believes that its Ni-Zn battery represents a promising commercial battery technology because of its long cycle life, high energy density, and low material costs. Additionally, the low environmental impact of materials contained in the Company's batteries compared to that of lead-acid or Ni-Cd batteries provides advantages from an environmental standpoint. The Company's Ni-Zn battery combines a low-cost, light-weight nickel electrode with the high-energy of environmentally benign zinc to produce a rechargeable battery having a voltage 30% higher and an energy density per unit weight approximately 30% greater than that of conventional Ni-Cd batteries. At present, the Company's batteries have approximately 600 deep discharge cycles and approximately 11,000 shallow discharge cycles. The Company's Ni-Zn batteries are suited to a wide range of applications including, among other things, electric vehicles, electric wheelchairs, scooters and bicycles, boats, power tools, consumer and electronic products, emergency and other portable lighting systems and automobile starting, lighting and ignition ("SLI").

    The rechargeable Ni-Zn battery was first patented in 1923. During the early 1980's extensive research and development efforts were made by others to develop a Ni-Zn battery with a satisfactory cycle life; these efforts were not successful. More recently, the Company has solved many of the problems which had been associated with the short cycle life. Patents have been granted to ERC and transferred to the Company in which the zinc electrode solubility (shape change) has been greatly reduced and construction features provide for a sealed maintenance-free construction. The Company's batteries achieve over 600 charge-discharge cycles with only a 20% loss in capacity.

    The Ni-Zn cell developed by the Company consists of layers of positive (nickel) electrodes and negative (zinc) electrodes separated by both electrolyte absorptive layers and microporous separator layers. The Company plans to manufacture a range of cells in various energy capacities. These cells can then be arranged in series and packaged to produce convenient voltages, such as a typical 12 volt blocks. The Company is supplying demonstration batteries to various potential customers for evaluation and is conducting in-house testing of its batteries for electric vehicles, electric bicycles and scooters. The EV batteries are being evaluated in a European vehicle produced in Germany and are also being supplied to another European vehicle produced in Norway. Also, batteries are being supplied to an Italian company for electric scooters and to several start-up electric bicycle companies in the United States. The Company is also working with bicycle companies in China through its joint venture partnership in Xiamen, China (Xiamen Three Circles-ERC Battery Corp., Ltd.) to begin manufacture of the Company's batteries.

    The Company operates an extensive test facility for evaluation of all the various size cells and modules being manufactured. At any given time there are usually over 300 cells and batteries being life-tested by the Company.

    OTHER ZINC BATTERIES

    The Company is also developing another rechargeable zinc battery which is intended to compete in the primary battery market. The Company believes that it can provide batteries at a price close to that of a primary battery and less expensive than the high cost of Ni-Cd rechargeables. This product is not fully developed but, if successfully developed, has the potential to open up a different, large consumer market for the Company. See "--Markets--Primary Batteries" herein. This opportunity is being pursued in conjunction with the Company's joint venture partner in Xiamen (China), Xiamen Three Circles Co., Ltd. which has both research and manufacturing capability.

    The Company also plans to continue to develop zinc electrodes for use in primary and secondary zinc-air, zinc-manganese dioxide, and zinc-silver oxide alkaline batteries.

BUSINESS STRATEGY

    The Company's strategic goals are to rapidly commercialize its Ni-Zn technology, maintain and increase its technical leadership in Ni-Zn, develop new battery businesses which build on its Ni-Zn technology and continue to develop other advanced battery technologies. The Company is implementing a business strategy with the following components:

    MANUFACTURE AND SELL RECHARGEABLE BATTERIES TO OEMS: The Company plans to build a small-scale manufacturing plant in the United States to make Ni-Zn batteries for sale to OEMs. This plant is intended to supply the lower volume, more specialized target markets which are expected to be early users of Ni-Zn such as wheelchairs, lawn mowers, marine and other motorized products.

    LICENSE NI-ZN TECHNOLOGY: The Company has, and intends to continue to, license its technology to entities who have the capability to develop geographical markets for Ni-Zn batteries. License agreements are expected to be restricted for selected application markets and geographical territories. Licensing arrangements will require licensees to pay the Company royalties on sales and, where feasible and appropriate, up-front fees for technology transfer.

    ENTER INTO JOINT VENTURES AND EQUITY PARTICIPATIONS WITH LICENSEES: The Company has and may continue to seek equity participation in the battery businesses of its licensees. Ownership positions in such licensees may be part of the license structure. Cash payments for ownership positions negotiated to date have been made from the proceeds license fee payments payable to the Company.

    IDENTIFY LICENSEES TO PRODUCE SPIRAL-WOUND NI-ZN BATTERIES: The Company does not currently plan to invest in the manufacture of standard-sized, small, spiral-wound rechargeable batteries comparable to the AA, Sub-C and C conventional batteries used in high-volume applications such as consumer and electronic products. The Company intends to pursue one or more licensees to produce and market these cells. These licensee partners may be established battery manufacturers rather than OEMs or new entrants into the battery business.

    IMPROVE NI-ZN BATTERY AND DEVELOP ALKALINE BATTERY: The Company intends to continue its research and development efforts to improve its Ni-Zn battery, most notably with respect to cycle life. In addition, the Company plans to devote substantial research and development efforts to developing another related alkaline battery technology.

MARKETS

    The Company believes that markets for the Ni-Zn battery include the existing markets for Ni-MH and Ni-Cd, such as power tools, high-end portable lighting, and consumer and electronic products. In addition, the Ni-Zn battery has the potential to compete in the upper cost segment of the lead acid battery markets where it would enjoy a substantial weight advantage. Electric vehicles and hybrid electric vehicles and a range of motive power applications are significant potential markets for the Company's Ni-Zn battery.

    SIZE AND GROWTH

    The world battery industry totals approximately $33 billion of manufacturers' shipments, growing at 6-8% per year. This total includes primary batteries ($9.8 billion), motive power batteries ($2.1 billion), high performance rechargeable batteries ($6.1 billion) and starting, lighting and ignition batteries ($15 billion). These four major types of batteries are sold into a wide array of different markets, some of which the Company does not intend to enter. These different markets frequently require different battery systems and have different competitors and are most meaningfully discussed separately.

    REQUIREMENTS

    EVS AND MOTIVE: The Company estimates that the total worldwide market for EVs/HEVs and other motive power that could use the Company's batteries was $700 million in 1997; however, precise statistics are not available. The market for electric vehicles is now in the early stages of development and many of the vehicles on the road are prototypes. The market for EVs is predicted to grow rapidly past the year 2000, and projections for annual growth rates for EV's and motive batteries is expected to accelerate from 7% annually from 1997-2002 to approximately 22% annually, reaching $8 billion of sales in 2007.

    Successful battery development has been a barrier to the emergence of a large EV market. Lead-acid batteries, while potentially cost effective, are too heavy to give adequate vehicle range. Other higher energy density battery systems including Ni-MH, Ni-Cd, lithium-ion ("Li-ion") as well as Ni-Zn are being tested in vehicles. The Company believes that its Ni-Zn battery has adequate energy density to permit acceptable vehicle range and has the potential to be produced at lower cost than the most likely other contenders for the EV market.

    Recently, HEVs have also received more interest and development efforts. An HEV combines a battery/electric motor drive, which is typically used for acceleration to a predetermined speed, with an alternative drive system, such as a small internal combustion engine, which takes over when the power requirements are lower at steady highway speed. Toyota has reported mileages of greater than 60 mpg for its Prius HEV. HEVs are likely to use similar battery systems to EVs, albeit in smaller capacity battery packs.

    The other motive power applications for rechargeable batteries include industrial trucks; neighborhood vehicles; golf carts; electric wheelchairs, scooters and bicycles; and marine batteries. These markets are primarily supplied by lead-acid (and some Ni-Cd) batteries today. These markets have been grouped with EVs rather than automotive batteries because of their need for the deeper discharge (deep cycle) capability which is required in the EV/HEV markets.

    The motive power markets differ in their requirements, however. The deep-cycle marine market values the benefit Ni-Zn offers in providing a multi-year life; the industrial truck market, in contrast, sees little benefit to weight savings as lead-acid batteries are used as counterweights. Target markets for the Company's battery include the electric bicycle market, particularly in China and the electric wheelchair market; however, there can be no assurance that these markets will develop as projected. The Company believes its Ni-Zn technology is particularly well suited to motive power applications due to its combination of low weight, high specific power and acceptable cost.

    HIGH PERFORMANCE AND OTHER RECHARGEABLE BATTERIES: The worldwide market for rechargeable batteries, excluding automotive, motive power and specialty battery systems is approximately $6.1 billion, growing at 7% to 8% per year. The following chart details the market size and growth of this market. The growth rate of individual application markets varies widely, with the small cell, portable rechargeable markets generally representing the faster-growing sectors, resulting primarily from the continued development and proliferation of new portable electronic products.

                                                                       1997 SALES      GROWTH RATE
                                                                       ($ BILLION)    (% PER YEAR)
                                                                      -------------  ---------------
Power Tools.........................................................          2.0               8
Emergency Power & Light.............................................          1.5               7
Telephones & Communications.........................................           .8              10
Military/Aerospace..................................................           .5               4
Computers & Electronics.............................................           .4              12
Medical.............................................................           .3              15
Toys................................................................           .3               6
Power Condition.....................................................          .15               5
Signaling...........................................................          .15               5
Total...............................................................          6.1             7-8

    The market for portable rechargeable batteries, consists of three major technologies, and is measured on a per unit basis as follows: 1) Ni-Cd, presently approximately 62% of the market, 2) Ni-MH, approximately 31% of the market and 3) lithium-ion ("Li-ion"), 7% of the market. Approximately 75% of all cells are assembled into battery packs for use in a variety of portable devices. Increasingly, these packs contain sophisticated electronics for power management and safety.

    Ni-Cd is the oldest commercialized rechargeable system in the market. Ni-Cd cells can be employed in battery packs without high-cost electronics and safety devices and enjoy a substantial price advantage over Ni-MH and Li-ion cells. In the last decade, Ni-Cd has increasingly been the subject of tightening environmental and workplace regulations and related pressures for recycling and mandatory collection due to the toxicity of cadmium as a principal component. However, pressures to enforce mandatory collection schemes or even to ban Ni-Cd have partially abated due to industry-wide recycling efforts. Although Ni-Cd will remain attractive in certain applications which do not experience a significant performance benefit from other technologies and are sensitive to their higher cost, industry analysts believe growth in this segment will remain relatively flat.

    Ni-MH technology, which typically offers a 25% to 40% advantage in energy density relative to Ni-Cd, was commercialized in the early 1990's. Because it employs a metal hydride electrode rather than a cadmium electrode, Ni-MH is considered an environmentally preferred technology and has increased its market penetration in several applications and geographic regions as a result of this attribute. However, Ni-MH cells and batteries typically carry a substantial cost premium relative to Ni-Cd.

    Li-ion battery technology was also commercialized in the early 1990's. Production of Li-ion cells has increased from 15 million cells in 1994 to an estimated 200 million cells in 1997. Li-ion technology offers the highest energy density of all commercial rechargeable technologies on the market today. On a weight basis, the technology offers 2 to 3 times the energy content of Ni-Cd and offers higher voltage (3.6 volts per cells) than Ni-MH or Ni-Cd (1.2 volt) technologies. Lithium-based technologies are expected to experience high growth rates. Li-ion cells and batteries are expected to continue to be more expensive than the Company's Ni-Zn cells.

    Ni-Zn technology is in the early stages of commercialization by the Company. Ni-Zn cells can be employed in battery packs without high-cost electronics and safety devices. Ni-Zn cells are considered the safest and most environmentally benign of the rechargeable technologies available today. The Company expects Ni-Zn to enjoy a substantial price advantage over Ni-Cd, as well as Ni-MH and Li-ion battery system. Ni-Zn cells offer a 30% volts per cell advantage over Ni-MH and Ni-Cd. The Company believes that Ni-Zn's greatest benefits will be in rechargeable battery markets that require a high specific power ever (i.e., a high wattage capability per unit of weight), high specific energy (i.e., a high capacity per unit) and a favorable cost such as EV/HEV, power tools, bicycles and neighborhood transportation.

    Ni-Zn also offers a weight advantage over current starting, lighting and ignition batteries, due to its higher specific energy, as well as other performance advantages which the Company believes may be of only of minor benefit to automotive OEMs. The Company's Ni-Zn batteries are being tested by a European automotive OEM for use in higher voltage electrical systems for vehicles. These benefits may offset the moderately higher cost of Ni-Zn. The success of the Company in capturing a market share in the starting, lighting and ignition market will depend on, among other factors, the timing and degree to which automotive manufacturers adopt these higher voltage electrical systems.

    PRIMARY BATTERIES: Primary battery sales were estimated to be $9.8 billion in 1997 on a worldwide basis. This market is estimated to be growing at an annual rate of 7-8%, resulting primarily from sales growth of consumer and electronic products.

    The portable primary battery industry consists primarily of three major technologies: alkaline 69% of the market; carbon-zinc or chloride-zinc, 7% of the market; and lithium, 7% of the market. An additional 7% of the market is comprised of other primary chemistries including silver-oxide, zinc-air and mercury batteries.

    Alkaline batteries, with a growth rate of approximately 9% annually, are expected to continue to dominate the consumer market. Consumer applications range widely, from flashlights to products such as motorized toys, electronic games, tape players, compact disk players, radios and other portable electronics products. Industrial applications include battery powered equipment used in the workplace and for OEM applications including computer clock power supplies and various portable products packaged with batteries.

    Portable rechargeable batteries compete for many of the same markets as primary batteries, particularly in those applications which require a relatively high current drain where disposable batteries can be costly. Ni-Cd rechargeables have the largest share of these markets. The Company does not intend to compete with its Ni-Zn batteries for the primary battery market, other than through licensees, although research is being conducted by the Company with respect to other zinc rechargeable batteries which may offer consumers the economic savings of rechargeability at a modest initial cost premium over an alkaline battery. See "--Research and Development."

COMPETITION

    Competition in the battery industry is, and is expected to remain, intense. Competitors range from development stage companies to major domestic and international companies, many of which have financial, technical, manufacturing, marketing, sales and other resources significantly greater than those of the Company. There are at least two, and possibly more, other battery manufacturers in the world who have demonstrated interest in developing and marketing Ni-Zn rechargeable batteries. The Company does not perceive these competitors, who are significant battery producers, to be its prime competition as their technology development is believed to be less advanced than that of the Company. The Company expects to be competing against suppliers of lead-acid, Ni-Cd, and Ni-MH rechargeables, as well as other rechargeables and potentially primary battery technologies. The Company is competing on the basis of battery performance, the price and economics of its batteries, as well as usage considerations (stability, safety, environmental).

    Lead-acid rechargeable batteries are mass produced at low cost for the automotive starting, lighting and ignition market. Ni-Zn batteries are likely to remain more costly than lead-acid batteries but offer advantages in performance. The Company only intends to compete against lead-acid batteries in the more specialized markets willing to pay a price premium for superior performance. Major suppliers of such batteries include Johnson Controls and Exide. Several other battery manufacturers are attempting to develop and market higher performance versions of lead-acid batteries. The Company believes it is unlikely that those developments will match the performance of Ni-Zn.

    Most of the world's major automotive companies are engaged in electric vehicle development and limited production. Vehicles vary from prototypes to commercial offerings. Many automotive companies, as well as major battery manufacturers, are sponsoring the development of higher performance batteries for EV's. For example, General Motors, Ford and Chrysler are members of the US Advanced Battery Consortium. Numerous battery chemistries are being pursued so that there is uncertainty over the system of choice long term. Ni-MH appears to currently be the most popular choice amongst technologies which can broadly match Ni-Zn's performance. Because of significantly higher material costs the Company believes Ni-MH batteries will be more costly to produce than Ni-Zn.

    Ni-Cd and Ni-MH rechargeable batteries are mass produced. The Company believes that its Ni-Zn batteries can be made at lower cost in volume production and offer generally comparable to superior performance. Ni-Cd and Ni-MH batteries are currently supplied to consumer products and consumer electronics OEMs by battery manufacturers who are frequently affiliated with the OEMs. These relationships and the substantial lead times OEMs require to incorporate new battery designs into their products, could hinder the Company's attempt to substitute for Ni-Cd and Ni-MH batteries.

    Lithium-based battery systems offer significant performance advantages over many other rechargeable battery technologies. Lithium batteries are currently substantially more costly than Ni-Cd and even Ni-MH cells but have found applications willing to pay the price premium for enhanced performance. The Company only intends to compete with Ni-Zn against lithium in those applications where there is a value-conscious sector of the market. Several manufacturers currently offer lithium batteries to consumers and to OEMs in substantial volumes, and have announced that they are increasing manufacturing capacity.

SALES AND MARKETING

    The Company intends to build a sales and marketing organization to focus on the following;

    - To generate direct sales to OEMs and distributors in selected applications and geographical territories.

    - To develop joint venture partnerships for manufacturing and distribution in applications and geographical territories for which the Company believes strategic partners can improve its chances of success.

    - To license its technology and know-how to strategic partners in applications and geographical territories for which the above two business models are not appropriate.

    The Company will focus its direct marketing efforts on those applications which represent specialty niches where the Ni-Zn battery technology has significant competitive advantages and where the channels of distribution are relatively narrow. An example of such an application is the electric wheelchair market. For those areas where broad distribution is required, the Company believes a joint venture manufacturing and/or sales partnership with companies who have a position in the distribution channels will be a more effective way to exploit the technology in a shorter amount of time. An example of such an application and a geographical area is the company's license and joint venture, manufacturing and sales agreement with Xiamen Three Circles Co., Ltd. for China and Southeast Asia. The Company intends to license its technology for those applications which require very large capital investment in manufacturing and very broad distribution channels, such as consumer electronics and power tools. See "--Partnerships, Joint Ventures and Licenses."

    Upon establishment of the core joint venture manufacturing and sales agreements, the Company expects to use the manufacturing capability of the joint ventures to sell directly to OEMs in other geographical territories. An example may be to use the China joint venture production capability for batteries for bicycles to satisfy the North American and/or European markets for these products.

    The Company expects to employ an initial sales and marketing organization consisting of a marketing and sales manager and three sales engineers, each specializing on one or more applications. The Company has hired a new Director of Marketing and Sales. See "MANAGEMENT--Key Employees." The Company currently employs a sales representative for Europe, MATEC GmbH, and the representative arrangement is expected to continue.

PARTNERSHIPS, JOINT VENTURES AND LICENSES

    In January 1997 ERC entered into a license agreement with Corning, Inc. to continue the development of the Ni-Zn battery and to manufacture and market batteries worldwide. This license was exclusive for all applications with the exception of EV/HEVs for which ERC, the parent of the Company, retained all rights.

    After approximately one and one-half years and having successfully validated the Company's technology, Corning decided for strategic business reasons to discontinue its development of certain energy related products, including the Company's batteries, and as a result discontinued the license agreement with ERC. This has allowed the Company to seek business opportunities which had previously been reserved exclusively for Corning.

    In 1998, the Company entered into a license agreement (the "NanYa License Agreement") with a joint venture between NanYa Plastics Corporation of Taiwan, a Formosa Plastics Group company and Xiamen Three Circles Co., Ltd. of Xiamen, China for the use of the Company's Ni-Zn batteries in EV/HEVs in China on an exclusive basis and for Southeast Asia on a non-exclusive basis. The license agreement calls for the payment of $5 million dollars in three stages and a royalty for the exclusive and non-exclusive territories. The payments include $1.5 million dollars received in 1998, a further $2 million dollars to be paid to the Company upon completion of certain conditions which the Company expects will occur in the second fiscal quarter of 1999, and a final payment of $1.5 million dollars to be paid to the Company upon completion of duplication of the battery at its facilities in China. The Company has the right to invest the final payment in equity in the joint venture manufacturing and sales organization formed between NanYa Plastics and Xiamen Three Circles Co., Ltd.

    In 1998, the Company also entered into a license agreement (the "Three Circles License Agreement") with Xiamen Three Circles-ERC Battery Corp., Ltd. for the use of the Company's Ni-Zn batteries in electric bicycles, scooters, three-wheel vehicles, off-road vehicles, and miner's safety lamps in China on an exclusive basis and in Southeast Asia on a non-exclusive basis. The license included an initial payment to the Company of $3 million. In connection with the Three Circles License Agreement, the Company entered into a joint venture agreement with Xiamen Three Circles Co., Ltd., used this $3 million as its initial investment in the joint venture, and received a 50.5% share of the joint venture called Xiamen Three Circles-ERC Battery Corp. (the "Joint Venture"). The Joint Venture will manufacture and sell batteries under the terms of the Three Circles License Agreement. The Company also reserves exclusive rights for exporting batteries from the Joint Venture to other territories outside of the exclusive and non-exclusive field territories. The Company expects to use the production capability of this Joint Venture to produce batteries to sell to OEMs and distributors.

    The NanYa License Agreement, the Three Circles License Agreement and the joint venture agreement will each be subject to the Agency Agreement. See "THE DISTRIBUTION--Relationship Between ERC and the Company after the Distribution--Agency Agreement."

MANUFACTURING AND RAW MATERIALS

    All the materials required to manufacture the Company's Ni-Zn battery are readily available from multiple sources in North America. The Company's principal raw materials for the production of its battery products are nickel and zinc. Prices for both nickel and zinc, as commodities, are subject to market forces beyond the control of the Company.

FACILITIES AND EQUIPMENT

    CURRENT FACILITIES

    The current battery group's facilities occupy 7,300 square feet of space within an ERC building, comprising research and development laboratories, an electrical cycling/testing area, a prototype battery building area and 1000 square feet of office space. The Services Agreement provides for the use of this space for the payment of the Company's pro rata portion of all building related costs and expenses.

    Capital equipment currently in use by the battery group will be transferred at its depreciated book value to the Company. This includes six electrical formation and test systems, four Schultz French rolling machines, an Amtech Advanced Ultrasonic welding system, a metal perforating system, and an electrochemistry laboratory.

    NEW FACILITIES

    The Company is planning to locate its small-scale manufacturing plant for Ni-Zn battery production in a leased facility of approximately 25,000 square feet. The small-scale Ni-Zn manufacturing plant will be designed to be flexible enough to produce batteries for the different markets which will be pursued. Different size batteries will be produced by combining different numbers of a common cell design into varying combinations of cells in series and parallel arrangements. The intended flexibility precludes investment in a completely automated facility which would have the potential for the lowest direct labor cost per unit. As the markets for higher volume batteries are proven, the Company intends to progressively automate production to reduce production costs.

ENVIRONMENTAL, SAFETY AND REGULATORY

    Ni-Zn batteries are more environmentally acceptable than other commonly available rechargeable battery systems. Ni-Zn batteries contain no cadmium, mercury or other highly toxic materials which are difficult to dispose of under current environmental regulation. The Company anticipates very little waste generation due to the simple manufacturing technology utilized. There are no effluents in waste water. Electrode materials in dough form can be reprocessed and reutilized in the process, thereby producing low levels of waste. The solvent used in the electrode production process can be reclaimed, purified and reintroduced into the manufacturing process with low levels of waste.

PATENTS, TRADE SECRETS AND TRADEMARKS

    The Company has nine US patents with an average of 11 years left before expiration. The Company's patents will expire during the period from 1998 through 2017. The Company does not believe that the expiration of any of its earlier patents will have a material adverse effect on the Company's business. The Company has NiVolt and Illuma as registered trademarks at this time and the Company has applied to use "Evercel" as a trademark.

    The Company seeks to protect its technology through U.S. patents and trade secrets and other agreements. Many of these patents are also filed in Canada, Europe, Japan, and China. The Company has received one new U.S. battery patent in fiscal year 1997. Also, the Company applied for one battery patent in fiscal year 1997 and one in fiscal year 1998.

    Many of the Company's United States patents were the result of government-funded research programs. The Government does not impose significant restrictions on the Company's use of government-sponsored patents, except that military and national security applications of technology remain the property of the United States Government. Patents of the Company that were the result of government-funded research prior to January 1988 (the date the Company qualified as a small business under applicable government regulations) belong to the Government unless the Government waives its rights to these patents. In most of these cases, the Company's patents are owned by the United States Government. The Company has received a license to use these patents, which is revocable only in the limited circumstances where it has been demonstrated that the Company is not making an effort to commercialize the invention. Patents resulting from government-funded research after January 1988 automatically belong to the Company because of ERC's small business status. In both instances, however, the Government retains a royalty free right to use the patents for government purposes and "march-in" rights with respect to the patents. March-in rights allow the Government to take title to the patents and to license the patented technology to others if the Government believes that the Company is not utilizing the patents. A number of the Company's patents are subject to march-in rights. The Company believes, however, that the likelihood of the Government exercising these rights is very small and would only occur if the Company ceased its commercialization efforts.

    There can be no assurance that the issued patents or the licensing rights of the Company will fully, or even partially, protect the Company's technology from competitors' approaches, or that new patent applications will be allowed. There can be no assurance that the Company would be successful if any challenges are made by the Company to the patents of other parties or that other parties will not be successful in asserting infringement claims against the Company. Further, because of the intense competition in battery technology and the large number of patents filed, or being filed, no assurance can be given that the Company will not need another Company's patent under a license agreement, if such an agreement could be reached or what the terms of that agreement might be. Any determination that the Company's products or manufacturing processes have infringed on the product or process rights held by others could have a material adverse effect on the Company's business and results of operation. Additionally, adverse determinations could result in the Company's loss of proprietary rights, subject the Company to liability to third parties or prevent the Company from manufacturing or selling its products, any of which could have a material negative effect on the Company's business and hinder the Company's commercialization initiatives.

    The Company has not filed for patent protection in certain potential major markets such as India and Southeast Asia. Agreements reached with partners in these areas would have to be based on trade secrets and know-how. In the future, the Company may seek patent protection in those areas.

    The Company also relies on know-how and trade secrets to establish its battery technologies for commercial applications and there is no assurance it can adequately protect this information in its dealings with other entities. There can be no assurance that other organizations will not develop similar or better information through their own efforts.

RESEARCH AND DEVELOPMENT

    DEVELOPMENT OF NI-ZN

    The Company expects to continue working on improving the characteristics of its Ni-Zn batteries to provide a longer cycle life and higher energy density, including the following research objectives:

    SUPPORT FOR POTENTIAL AND CURRENT LICENSEES: New applications for Ni-Zn offer the opportunity to optimize the cell design to better meet the customer's desired specifications. Troubleshooting and general technical service for existing licensees will be conducted by the research and development group.

    TESTING OF NI-ZN IN EV'S, ELECTRIC BICYCLES AND SCOOTERS: The Company started to conduct performance testing with vehicles from several different EV manufacturers during the second quarter of 1998. Goals include measuring range and other performance characteristics as a function of varied vehicle duty cycles. Electric bicycles from Golden Dragon Bicycle Company in Xiamen have also been received for testing, along with a scooter from another company.

    BATTERY MANAGEMENT SYSTEM DEVELOPMENT (BMS): One of the primary reasons for the Company conducting the EV tests in-house is to be able to monitor the way individual cells, as well as the vehicle, behave during discharge/recharge cycles. Finalizing the Ni-Zn BMS design is important to ensure customers get the performance the cells are designed to provide and that the practical cycle-life matches design. This task also will be completed by the ZSW Institute in Germany under contract to ERC.

    PERFORMANCE IMPROVEMENT: The performance of all batteries varies with temperature; with specific power declining as temperature declines. The Company plans to conduct research to improve the low temperature performance of its Ni-Zn battery. Other technical goals include increasing cycle life from over 600 to 1000 and further improving energy density. The work will center on improved electrode materials and separator systems.

    ADVANCED RESEARCH

    The research and development of other rechargeable zinc battery technologies is the main non-Ni-Zn battery research being pursued. The Company is developing a rechargeable zinc battery which if successful has the potential to compete for the primary cell market at a price close to that of a common primary cells, using the Company's zinc electrode technology. This opportunity is being pursued in a cooperative technology joint venture which includes the company, Xiamen Three Circles Co., Ltd. and assistance from Xiamen University. The overall near-term goals for the program are to achieve greater than 100 cycles with only a 20% decay in capacity and achieve a potential production cost that is not significantly higher than that of commonly available alkaline cells.

EMPLOYEES

    At present the Company employs a staff of twenty-two including a manager of manufacturing, manager of engineering, manager of research and development, support engineers and technicians and cell assemblers. The Company has recently hired a manager of marketing and three additional engineers to support manufacturing, development, testing and quality control.

    When the small-scale manufacturing facility is completed about approximately 25 production employees, and three quality control support inspectors will be hired. Additional employees may be hired if the facility operates a second or third work shift.

LEGAL PROCEEDINGS

    ERC is one of approximately thirty-nine (39) potentially responsible parties at the Gallups Quarry Superfund Site in Plainfield, Connecticut. ERC was one of approximately twenty-four (24) parties that settled with the Environmental Protection Agency ("EPA") (the "PRP group") to undertake remedial investigation/feasibility studies leading to a record of decision ("ROD") regarding the Gallups Quarry Superfund Site. EPA concluded in the ROD that the remedial activity necessary for the Gallups Quarry was a "natural attenuation, groundwater monitoring" remedy.

    In June of 1998, EPA sent a special notice letter to ERC and approximately thirty-eight (38) other potentially responsible parties to undertake the approved ROD remedy. Gallups Quarry and the PRP Group are currently negotiating with EPA to undertake the remedial action. All liabilities in connection with this matter have been assumed by the Company.

    Although these negotiations have not yet concluded, the Company believes that its total future liability in this matter will not exceed $30,000.

    The Company is not a party to any material pending legal proceeding.

                                   MANAGEMENT

EXECUTIVE OFFICERS AND DIRECTORS

    The executive officers and directors of the Company and their ages are as follows:

NAME                                                       AGE                            POSITION
-----------------------------------------------------      ---      -----------------------------------------------------
Jerry D. Leitman.....................................          56   Chairman and Acting President and Chief Executive
                                                                    Officer
Bernard S. Baker.....................................          62   Director
Thomas L. Kempner....................................          70   Director
William A. Lawson....................................          64   Director
Warren D. Bagatelle..................................          59   Director
Richard M.H. Thompson................................          63   Director
James D. Gerson......................................          54   Director
Allen Charkey........................................          57   Executive Vice President, Chief Operating Officer and
                                                                    Director
Louis P. Barth.......................................          53   Acting Chief Financial Officer

    JERRY D. LEITMAN has been President, Chief Executive Officer and a Director of ERC since August 1997. Mr. Leitman was previously President of ABB Asea Brown Boveri's global air pollution control businesses from 1992 to 1995. Prior to joining ABB Mr. Leitman was Group Executive Vice President of FLAKT AB, a Swedish multinational, responsible for FLAKT's worldwide industrial businesses from 1989 to 1992. Mr. Leitman is also a Director and a member of the Audit Committee of Esterline Technologies Inc.

    BERNARD S. BAKER joined ERC in 1970 and was President of ERC from 1973 to August 1997 when he became Chairman of the Board of Directors and a consultant to ERC. He was Chief Executive Officer and a Director of ERC from March 1992 to August 1997. He received a Ph.D from the Illinois Institute of Technology in 1969, and was a Fulbright Fellow at the Laboratory for Electrochemistry at the University of Amsterdam subsequent to his receiving his Master of Science in Chemical Engineering from the University of Pennsylvania in 1959.

    THOMAS L. KEMPNER has been Chairman and Chief Executive Officer of Loeb Partners Corporation since 1979 and a general partner of Loeb Investors Co. LXXV, an affiliate of Loeb Partners Corporation and an investment partnership. Mr. Kempner is a director of Alcide Corporation, The Arlen Corporation, Cybernetics Services, Inc. (Formerly Silent Radio, Inc.), IGENE Biotechnology, Inc., Intermagnetics General Corporation, CCC Information Group, Northwest Airlines, Inc. and Roper Starch Worldwide, Inc. Mr. Kempner is a director of ERC and was the Chairman of the Board of Directors of ERC from March 1992 to August 1997.

    WILLIAM A. LAWSON has been President since 1987 of W.A. Lawson Associates, an industrial and financial consulting firm. Mr. Lawson has been Chairman of the Board of Directors of Newcor, Inc. since March 1991, and Chairman and Chief Executive Officer of Bernal International Inc. since March 1997 (formerly Atlantic Eagle Inc.). Mr. Lawson is a director of ERC.

    WARREN D. BAGATELLE has been a Managing Director of Loeb Partners Corporation since 1988. Mr. Bagatelle is a director of ERC and of Genisys Reservation Systems, Inc. (formerly Corporate Travel Link, Inc.) which owns and operates a computer reservation system for ground transportation.

    RICHARD M.H. THOMPSON was the President and Director of Rotary Power International, Inc., a company that designed and built rotary engines for military and commercial uses from November 1991 through December 1997. Mr. Thompson has been a director and Chairman of the Executive Committee of ERC since January 1988. Since March 1987, he has been President of Richard M.H. Thompson &

Associates, Inc., a private investment company and financial advisor serving a variety of technology and emerging growth companies.

    JAMES D. GERSON has been Senior Vice President of Fahnestock & Co., Inc. since March 1993 and is currently Portfolio Manager of the Hudson Capital Appreciation Fund, a mutual fund. Mr. Gerson also serves as a director of ERC, Ag Services of America, Inc., American Power Conversion Corp., Arguss Holdings, Inc., and Hilite Industries, Inc.

    ALLEN CHARKEY joined ERC in 1970, has held various positions of increasing responsibility at ERC and has been Vice President of ERC's battery business group since January 1997. Prior to joining ERC, Mr. Charkey was employed by Yardney Electric Corporation from 1963 to 1970 as a battery scientist.

    LOUIS P. BARTH joined ERC in 1976 as the Assistant Controller and Assistant Secretary. He became the Vice President of Finance of ERC in 1981, the Secretary of ERC in 1998, and the Senior Vice President and Chief Financial Officer of ERC in 1993.

KEY EMPLOYEES

    The Company has recently hired Glen V. Bowling as its new Director of Marketing and Sales. Prior to joining the Company, he was Vice President of Sales for the Saft Lithium and Military Battery Division of the Saft Group from 1997 to 1998, responsible for worldwide sales efforts for a $55 million dollar business. From 1991 to 1997, he was Director of Sales and Marketing for the Lithium Battery Division in Valdese, NC, where he was responsible for all commercial actions for the facility and the LiSO(2) and LiSOCI(2) product. Mr. Bowling received his MBA from Wright State University in 1982 and a BS from the University of Florida in 1979.

COMMITTEES OF THE BOARD OF DIRECTORS

    There will be two standing committees of the Board of Directors of the
Company: the Audit Committee and the Compensation Committee, each comprised of one or more directors. The members of these committees will be appointed on or about the Distribution Date.

    The primary purpose of the Audit Committee will be to (i) select the firm of independent accountants that will audit the consolidated financial statements of the Company, (ii) discuss the scope and the results of the audit with the accountants and (iii) discuss the Company's financial accounting and reporting principles. The Audit Committee will also examine the summary reports of the internal auditors of the Company and discuss the adequacy of the Company's financial controls with the independent accountants and with management.

    The functions of the Compensation Committee are to review, approve and recommend to the Board of Directors the terms and conditions of incentive bonus plans applicable to corporate officers and key management personnel, to review and approve the annual salary of the chief executive officer, and to administer the Company's 1998 Equity Incentive Plan.

DIRECTOR COMPENSATION

    Directors will be compensated for their services according to a standard arrangement authorized by resolution of the Company Board. An annual retainer fee of $12,000 will be paid to each director. Directors who are employees of the Company will not receive retainers. The Company will also reimburse certain directors for reasonable expenses incurred in connection with the performance of their duties as directors.

    In accordance with the terms of the Option Agreement (the "Leitman Option Agreement") entered into by ERC and Mr. Leitman at the time that Mr. Leitman joined ERC, the Distribution Agreement provides that the Company will issue to Mr. Leitman one share of Company Common Stock for each share of ERC Common Stock which he purchases pursuant to his exercise of stock options granted to him by ERC.

    The Company has also agreed to issue to Mr. Leitman a non-transferable option (the "Company Option") to acquire 250,000 shares of Company Common Stock exercisable at the Subscription Price. This Company Option will be exercisable to acquire 100,000 vested shares and 150,000 restricted (unvested) shares during the Rights Offering and will terminate on the Expiration Date. The restricted (unvested) shares acquired pursuant to the Company Option will vest in accordance with the vesting terms and conditions set forth in the Leitman Option Agreement, i.e. an additional 50,000 shares become vested in each of August 1999, 2000, and 2001.

    Mr. Leitman may exercise the Company Option with respect to the 150,000 restricted (unvested) shares by issuing to the Company a nonrecourse note (the "Note") in the amount of the total exercise price. The Note shall provide that, at such time as these restricted (unvested) shares vest, Mr. Leitman can either forfeit the shares back to the Company or he can pay the applicable installment of the Note (i.e. the Note shall be payable in three installments corresponding to the three remaining vesting dates set forth in the Leitman Option Agreement).

    The Company has also agreed to register under the Securities Act of 1933, as amended, the shares of Common Stock to be issued to Mr. Leitman pursuant to the exercise of the options granted by the Leitman Option Agreement and the Company Option.

EXECUTIVE COMPENSATION

    The following table sets forth, as to the acting Chief Executive Officer of the Company and the other two most highly compensated individuals who will become executive officers of the Company (the "named executive officers") immediately after the Distribution, information concerning the compensation paid by ERC for services in all capacities to ERC and its subsidiaries to or for the benefit of such persons during the periods indicated. Mr. Leitman, the acting President and Chief Executive Officer of the Company, and Mr. Barth, the acting Chief Financial Officer of the Company, are both employees of ERC and not of the Company. Their compensation, therefore, is paid by ERC; the Company will pay to ERC its pro rata portion of such compensation allocated based upon the relative number of employees of the Company and ERC (currently 11%).

                                                                              LONG TERM
                                                                            COMPENSATION
                                                                               AWARDS
                                               ANNUAL COMPENSATION        -----------------   SECURITIES
                                         -------------------------------    OTHER ANNUAL      UNDERLYING        ALL OTHER
NAME AND PRINCIPAL POSITION                YEAR      SALARY      BONUS      COMPENSATION        OPTION       COMPENSATION(2)
---------------------------------------  ---------  ---------  ---------  -----------------  -------------  -----------------
Jerry D. Leitman(1)                           1997     73,848          0             --                0                0
  Acting President, Chief Executive
  Officer

Louis P. Barth                                1997    148,171     26,000                                           13,993
  Acting Chief Financial Officer              1996    138,174     29,000                                           14,455
                                              1995    128,884     26,000                                           13,878

Allen Charkey                                 1997    116,168      9,000                                           11,265
  Executive Vice President,                   1996    101,300      9,000                                           10,289
  Chief Operating Officer                     1995     99,360      6,500                                            9,527

------------------------------

(1) Mr. Leitman joined ERC as President and Chief Executive Officer on August 4, 1997.

(2) Represents employer contributions to the ERC Defined Contribution Pension Plan of approximately 4% of total annual compensation and employer contributions to the ERC Section 401(k) Plan of approximately 5% of total annual compensation.

STOCK OPTIONS

    The Company has adopted the 1998 Equity Incentive Plan (the "Plan") pursuant to which it has awarded and may in the future award stock options and equity incentive awards to its officers, directors, key employees and consultants. 800,000 shares of Common Stock have been reserved for issuance pursuant to the Plan. See "--Director Compensation" for a description of certain stock options to be issued to Mr. Leitman.

LIMITATION OF OFFICERS' AND DIRECTORS' LIABILITY

    The amended and restated Certificate of Incorporation of the Company provides that a director of the Company will not be liable to the Company or its stockholders for monetary damages for breach of fiduciary duty as a director, except to the extent such exemption from liability or limitation thereof is not permitted under the Delaware General Corporation Law ("DGCL") as the same exists or may thereafter be amended. Based on the DGCL as presently in effect, a director of the Company will not be personally liable to the Company or its stockholders for monetary damages for breach of fiduciary duty as a director, except for liability (i) for any breach of the director's duty of loyalty to the Company or its stockholders, (ii) for acts or omissions not in good faith or which involve intentional misconduct or a knowing violation of law, (iii) under
Section 174 of the DGCL, which concerns unlawful payments of dividends, stock purchases or redemptions, or (iv) for any transactions from which the director derived an improper personal benefit.

INDEMNIFICATION OF DIRECTORS AND OFFICERS

    The By-laws of the Company ("By-laws") provide that the Company will indemnify and hold harmless, to the fullest extent permitted by applicable law as it presently exists or may thereafter be amended, any person (an "Indemnitee") who was or is made or is threatened to be made a party or is otherwise involved in any action, suit or proceeding, whether civil, criminal, administrative or investigative (a "proceeding"), by reason of the fact that he, she, or a person for whom he or she is the legal representative, is or was a director or officer of the Company or, while a director or officer of the Company, is or was serving at the request of the Company as a director, officer, employee or agent of another company or of a partnership, joint venture, trust, enterprise or nonprofit entity, including service with respect to employee benefit plans, against all liability and loss suffered and expenses (including attorneys' fees) reasonably incurred by such Indemnitee.

    The By-laws further provide that the Company will pay the expenses (including attorneys' fees) incurred by an Indemnitee in defending any proceeding in advance of its final disposition, provided however, that, to the extent required by law, such payment of expenses in advance of the final disposition of the proceeding will be made only upon receipt of an undertaking by the Indemnitee to repay all amounts advanced if it should be ultimately determined that the Indemnitee is not entitled to be indemnified under the relevant section of the By-laws or otherwise.

    The By-laws also provide (i) that the rights conferred on any Indemnitee thereby are not exclusive of any other rights which such Indemnitee may have or thereafter acquire under any statute, provision of the Certificate, the By-laws, agreement, vote of stockholders or disinterested directors or otherwise, (ii) that the Company's obligation, if any, to indemnify or to advance expenses to any Indemnitee who was or is serving at its request as a director, officer, employee or agent of another company, partnership, joint venture, trust, enterprise or nonprofit entity will be reduced by any amount such Indemnitee may collect as indemnification or advancement of expenses from such other company, partnership, joint venture, trust, enterprise or nonprofit enterprise, and (iii) that any repeal or modification of the relevant provisions of the By-laws will not adversely affect any right or protection thereunder of any Indemnitee in respect of any act or omission occurring prior to the time of such repeal or modification.

    The By-laws also expressly state that the provisions thereof will not limit the right of the Company, to the extent and in the manner permitted by law, to indemnify and to advance expenses to persons other than Indemnitees when and as authorized by appropriate corporate action.

         SECURITY OWNERSHIP OF CERTAIN BENEFICIAL OWNERS AND MANAGEMENT

    The following table sets forth the shares of Common Stock of the Company to be beneficially owned by the officers, directors and 5% shareholders of the Company following the Distribution, but prior to the consummation of the Rights Offering, based upon the beneficial ownership of such individuals of the Common Stock of ERC as of September 28, 1998 and assuming that no vested ERC options have been exercised.

                                                                                   AMOUNT AND NATURE
                                                                                     OF BENEFICIAL          PERCENT
NAME                                                                                 OWNERSHIP(1)          OF CLASS
-----------------------------------------------------------------------------  -------------------------  -----------
Warren Bagatelle                                                                          501,284(2)            12.1%
 c/o Loeb Partners Corp.
 61 Broadway
 New York, NY 10006

Thomas L. Kempner                                                                         361,667(2)             8.8%
 c/o Loeb Partners Corp.
 61 Broadway
 New York, NY 10006

Loeb Investors Co., LXXV                                                                  361,667(2)             8.8%
 61 Broadway
 New York, NY 10006

James D. Gerson                                                                           210,333(3)             5.1%
 c/o Fahnestock and Co.
 780 3rd Avenue
 New York, NY 10017

Bernard S. Baker                                                                           22,299(4)           *

Richard M.H. Thompson                                                                      88,000(5)             2.1%

William A. Lawson                                                                          55,666                1.3%

Louis P. Barth                                                                             17,650              *

Jerry D. Leitman                                                                          250,000(6)             6.1%

Allen Charkey                                                                                  --              *

Daimler Benz affiliate MTU-Friedrichshafen GmbH (MTU)                                     457,758               11.1%
 Abt. VC, Gebaude 6.1
 Zimmer 102A D-85521
 Ottobrunn Germany

All Directors and Executive Officers as a Group (9 persons)                             1,506,899               36.5%

------------------------------

*   Less than one percent

(1) Unless otherwise noted, each person identified possesses sole voting and investment power with respect to the shares listed.

(2) Warren Bagatelle and Thomas L. Kempner, by virtue of being general partners of Loeb Investors Co. LXXV, may each be deemed to beneficially own the shares of Loeb Investors Co. LXXV. Each of Mr. Kempner and Mr. Bagatelle is a member of a group, as that term is used in Section 13(d) of the Exchange Act, which group, in the aggregate, owns 501,284 shares of Common Stock.

(3) Mr. Gerson's shareholdings include 36,400 shares held by his wife, Barbara Gerson as Custodian for two minor children and also includes 15,800 shares held by a private foundation, of which Mr. Gerson is President and a Director, Mr. Gerson disclaims beneficial ownership of the securities held by his wife and of the private foundation.

(4) Includes 6,900 shares owned by Dr. Baker's wife Cornelia Baker.

(5) Mr. Thompson's shareholdings include 61,000 shares owned by his wife, Elizabeth Thompson. Mr. Thompson disclaims beneficial ownership of the shares owned by Mrs. Thompson. Mr. Thompson's shareholdings do not include
    (i) 2,777 shares owned beneficially by Intervalora Investments Inc. ("Intervalora"), a company owned by a trust, the sole beneficiaries of which are Mr. Thompson's children or (ii) 96,000 shares owned beneficially by Malbena Foundation Vaduz ("Malbena"), a trust, the sole beneficiaries of which are Mr. Thompson's children. Mr. and Mrs. Thompson disclaim beneficial ownership in the Common Stock owned by Intervalora and Malbena.

(6) Mr. Leitman's shareholdings include currently exercisable options to purchase 250,000 shares of Common Stock, 150,000 of which shares would be restricted (unvested) shares. See "--Director Compensation".

                        SHARES ELIGIBLE FOR FUTURE SALE

    Upon completion of the Rights Offering, if all Rights are exercised the Company will have 8,256,546 shares of Common Stock outstanding (assuming no exercise of outstanding options). Of these shares, the 4,128,273 shares issued in the Distribution and the 4,128,273 shares sold in the Rights Offering will be freely tradeable without restriction or further registration under the Securities Act of 1933, as amended (the "Securities Act"), except that any shares issued to or purchased by "affiliates" of the Company, as that term is defined in Rule 144 ("Rule 144") under the Securities Act ("Affiliates"), may generally only be sold in compliance with the limitations of Rule 144 described below beginning 90 days after the date of this Prospectus.

    In general, under Rule 144 as currently in effect, an Affiliate is entitled to sell, within any three-month period, a number of shares (other than "restricted securities" as defined in Rule 144 as to which a holding period is applicable) that does not exceed the greater of (i) one percent of the then outstanding shares of Common Stock (approximately 82,000 shares immediately after this Offering, assuming all rights are exercised) or (ii) the average weekly trading volume in the Common Stock on The Nasdaq Stock Market during the four calendar weeks preceding the date on which notice of such sale is filed. Sales under Rule 144 are also subject to certain limitations on manner of sale, notice requirements, and availability of current public information about the Company.

OPTIONS

    As of October   , 1998, options to purchase a total of         shares of
Common Stock were outstanding, options for         shares being not yet
exercisable. An additional         shares of Common Stock are available for
future grants under the Company's stock option plan.

    The Company intends to file one or more registration statements on Form S-8 under the Securities Act to register all shares of Common Stock subject to outstanding stock options. The Company expects to file these registration statements promptly following the closing of the Offering, and such registration statements are expected to become effective upon filing. Shares covered by these registration statements will thereupon be eligible for sale in the public markets.

                           DESCRIPTION OF SECURITIES

AUTHORIZED CAPITAL STOCK

    Prior to the Distribution Date, the Company Board and ERC, as sole stockholder of the Company, will amend and restate the Certificate of the Company, and ERC, as sole stockholder of the Company, will amend and restate the By-laws of the Company. Under the Certificate, the Company's authorized capital stock will consist of 20,000,000 shares of Company Common Stock.

COMPANY COMMON STOCK

    The holders of Company Common Stock will be entitled to one vote for each share on all matters on which stockholders generally are entitled to vote, and except as otherwise required by law or provided in any resolution adopted by the Company Board. The holders of Company Common Stock will possess 100% of the voting power. The Certificate does not provide for cumulative voting.

    Under the Certificate, the holders of Company Common Stock will be entitled to such dividends as may be declared from time to time by the Company Board and paid from funds legally available therefor, and the holders of Company Common Stock will be entitled to receive pro rata all assets of the Company available for distribution upon liquidation. All shares of Company Common Stock received in the Distribution will be fully paid and nonassessable, and the holders thereof will not have any preemptive rights.

    There is no established public trading market for Company Common Stock, although a "when issued" market is expected to develop prior to the Distribution Date. The Company expects to apply to The Nasdaq Stock Market for trading of the Company Common Stock.

    The declaration of dividends on Company Common Stock will be at the discretion of the Company Board. The Company Board has not adopted a dividend policy as such. Subject to legal and contractual restrictions, its decisions regarding dividends will be based on all considerations that in its business judgment are relevant at the time, including past and projected earnings, cash flows, economic, business and securities market conditions and anticipated developments concerning the Company's business and operations. For additional information concerning the payment of dividends by the Company, see "RISK FACTORS--Dividends Policy."

    The Company's cash flow and the consequent ability of the Company to pay any dividends on Company Common Stock will be substantially dependent upon the earnings and cash flow of the Company available after its debt service.

ANTI-TAKEOVER EFFECTS OF CERTAIN PROVISIONS

    The Certificate, the By-laws, and the DGCL contain certain provisions that could make the acquisition of the Company by means of a tender offer, a proxy contest or otherwise more difficult. The description set forth below is intended as a summary only and is qualified in its entirety by reference to the Certificate, the By-laws which are attached as exhibits to the Company's Registration Statement on Form 10 under the Exchange Act relating to Company Common Stock.

    CLASSIFIED BOARD OF DIRECTORS The Certificate provides that the Company Board will be divided into three classes of directors, with the classes to be as nearly equal in number as possible. The Company Board consists of the persons referred to in "MANAGEMENT--Executive Officers and Directors" above. The Certificate provides that, of the initial directors of the Company, approximately one-third will continue to serve until the first succeeding annual meeting of the Company's stockholders, approximately one-third will continue to serve until the second succeeding annual meeting of the Company's stockholders and approximately one-third will continue to serve until the third succeeding annual meeting of the Company's stockholders. Of the initial directors, Messrs. Baker, Kempner and Lawson will serve until the first succeeding annual meeting of the Company's stockholders, Messrs. Bagatelle, Thompson and Gerson will serve until the second succeeding annual meeting of the Company's stockholders and Messrs. Leitman and Charkey will serve until the third succeeding annual meeting of the Company's stockholders. At each annual meeting of the Company's stockholders, one class of directors will be elected for a term expiring at the third succeeding annual meeting of stockholders.

    The classification of directors will have the effect of making it more difficult for stockholders to change the composition of the Company Board. At least two annual meetings of stockholders, instead of one, will generally be required to effect a change in a majority of the members of the Company Board. Such a delay may help ensure that the Company's directors, if confronted by a stockholder attempting to force a proxy contest, a tender or exchange offer, or an extraordinary corporate transaction, would have sufficient time to review the proposal as well as any available alternatives to the proposal and to act in what they believe to be the best interest of the stockholders. The classification provisions will apply to every election of directors, however, regardless of whether a change in the composition of the Company Board would be beneficial to the Company and its stockholders and whether or not a majority of the Company's stockholders believe that such a change would be desirable.

    The classification provisions could also have the effect of discouraging a third party from initiating a proxy contest, making a tender offer or otherwise attempting to obtain control of the Company, even though such an attempt might be beneficial to the Company and its stockholders. The classification of the Company Board could thus increase the likelihood that incumbent directors will retain their positions. In addition, because the classification provisions may discourage accumulations of large blocks of the Company's stock by purchasers whose objective is to take control of the Company and remove a majority of the members of the Company Board, the classification of the Company Board could tend to reduce the likelihood of fluctuations in the market price of Company Common Stock that might result from accumulations of large blocks for such a purpose. Accordingly, stockholders could be deprived of certain opportunities to sell their shares of Company Common Stock at a higher market price than might otherwise be the case.

    NUMBER OF DIRECTORS; REMOVAL; FILLING VACANCIES The Certificate provides that the business and affairs of the Company will be managed by and under the direction of a Board of Directors. The By-laws provide that the Company Board shall consist of not less than three nor more than sixteen directors, the exact number thereof to be determined from time to time by affirmative vote of a majority of the Company Board. In addition, the By-laws provide that any vacancy on the Company Board that results from an increase in the number of directors may be filled by a majority of the Company Board then in office, provided that a quorum is present, and any other vacancy occurring in the Company Board may be filled by a majority of the directors then in office, even if less than a quorum, or by a sole remaining director.

    Under the DGCL, unless otherwise provided in the Certificate, directors serving on a classified board may only be removed by the stockholders for cause. The Certificate does not provide that directors may be removed without cause.

    SPECIAL MEETINGS The By-laws provide that special meetings of stockholders will be called by the Company Board. Moreover, the business permitted to be conducted at any special meeting of stockholders is limited to the purposes specified in the notice of meeting given by the Company.

    STOCKHOLDER MEETINGS The By-laws provide that the Company Board and the chairman of a meeting may adopt rules for the conduct of stockholder meetings and specify the types of rules that may be adopted (including the establishment of an agenda, rules relating to presence at the meeting of persons other than stockholders, restrictions on entry at the meeting after commencement thereof and the imposition of time limitations for questions by participants at the meeting).

    PREFERRED STOCK The Certificate authorizes the Company to issue 1,000,000 shares of Preferred Stock. Pursuant to the Certificate, the Company Board may provide for series of Preferred Stock and, with respect to each such series, to fix the number of shares constituting such series and the designation of such series, the voting powers (if any) of the shares of such series, the dividend rate (if any) of the shares of such series, whether or not the shares of such series shall be redeemable, and, if redeemable, the price, terms and manner of redemption, the preferences (if any) and the special and relative rights of the shares of such series upon liquidation of the Company, whether or not the shares of such series shall be subject to the operation of a sinking or purchase fund, and, if so, the terms and provisions of such fund, whether or not the shares of such series shall be convertible into shares of any class of stock of the corporation and, if so, the conversion price or ratio and other conversion rights, and the preferences and relative, participating, optional or other special rights, if any, and any qualifications, limitations or restrictions thereof, of the shares of such series.

    The Company believes that the ability of the Company Board to issue one or more series of Preferred Stock will provide the Company with flexibility in structuring possible future financings and acquisitions, and in meeting other corporate needs which might arise. The authorized shares of Preferred Stock, as well as shares of Common Stock, will be available for issuance without further action by the Company's stockholders, unless such action is required by applicable law or the rules of any stock exchange or automated quotation system on which the Company's securities may be listed or traded.

    Although the Board has no intention at the present time of doing so, it could issue a series of Preferred Stock that could, depending on the terms of such series, impede the completion of a merger, tender offer or other takeover attempt. The Board will make any determination to issue such shares based on its judgment as to the best interests of the Company and its stockholders. The Board, in so acting, could issue Preferred Stock having terms that could discourage an acquisition attempt through which an acquiror may be able to change the composition of the Board, including a tender offer or other transaction that some, or a majority, of the Company's stockholders might believe to be in their best interests or in which stockholders might receive a premium for their stock over the then current market price of such stock.

    ANTI-TAKEOVER LEGISLATION Section 203 of the DGCL provides that, subject to certain exceptions specified therein, a corporation shall not engage in any "business combination" with any "interested stockholder" for a three-year period following the time that such stockholder becomes an interested stockholder unless (i) prior to such time, the board of directors of the corporation approved either the business combination or the transaction which resulted in the stockholder becoming an interested stockholder, (ii) upon consummation of the transaction which resulted in the stockholder becoming an interested stockholder, the interested stockholder owned at least 85% of the voting stock of the corporation outstanding at the time the transaction commenced (excluding certain shares) or (iii) on or subsequent to such time, the business combination is approved by the board of directors of the corporation and by the affirmative vote of at least 66 2/3% of the outstanding voting stock which is not owned by the interested stockholder. Section 203 of the DGCL generally defines an "interested stockholder" to include (x) any person that is the owner of 15% or more of the outstanding voting stock of the corporation, or is an affiliate or associate of the corporation and was the owner of 15% or more of the outstanding voting stock of the corporation at any time within three years immediately prior to the relevant date and (y) the affiliates and associates of any such person.
Section 203 of the DGCL generally defines a "business combination" to include
(1) mergers and sales or other dispositions of 10% or more of the assets of the corporation with or to an interested stockholder, (2) certain transactions resulting in the issuance or transfer to the interested stockholder of any stock of the corporation or its subsidiaries, (3) certain transactions which would result in increasing the proportionate share of the stock of the corporation or its subsidiaries owned by the interested stockholder and (4) receipt by the interested stockholder of the benefit (except proportionately as a stockholder) of any loans, advances, guarantees, pledges, or other financial benefits.

    Under certain circumstances, Section 203 of the DGCL makes it more difficult for a person who would be an "interested stockholder" to effect various business combinations with a corporation for a three-year period, although the certificate of incorporation or stockholder-adopted by-laws may exclude a corporation from the restrictions imposed thereunder. Neither the Certificate nor the By-laws exclude the Company from the restrictions imposed under Section 203 of the DGCL. It is anticipated that the provisions of Section 203 of the DGCL may encourage companies interested in acquiring the Company to negotiate in advance with the Company Board since the stockholder approval requirement would be avoided if the Company Board approves, prior to the time the stockholder becomes an interested stockholder, either the business combination or the transaction which results in the stockholder becoming an interested stockholder.

TRANSFER AGENT AND REGISTRAR

    The Transfer Agent and Registrar for the Common Stock is the Continental Stock Transfer & Trust Company.

                                 LEGAL MATTERS

    Certain legal matters in connection with the Rights Offering will be passed upon for the Company by Brown, Rudnick, Freed & Gesmer, Boston, Massachusetts.

                                    EXPERTS

    The financial statements of the Battery Business Group of ERC as of October 31, 1997, and for each of the years in the two-year period ended October 31, 1997 and the balance sheet of Evercel, Inc. as of June 30, 1998, have been included herein and in the registration statement in reliance upon the reports of KPMG Peat Marwick LLP, independent certified public accountants, appearing elsewhere herein, and upon the authority of said firm as experts in accounting and auditing.

    The report of KPMG Peat Marwick LLP covering the October 31, 1997 financial statements of the Battery Business Group of ERC contains an explanatory paragraph that states that the Company's recurring losses from operations raises substantial doubt about its ability to continue as a going concern. The financial statements do not include any adjustments that might result from the outcome of that uncertainty.

                                 EVERCEL, INC.
                          INDEX TO FINANCIAL STATEMENT

                                                                                                                PAGE
                                                                                                                -----
Independent Auditors' Report...............................................................................         F-2
Balance Sheet at June 30, 1998.............................................................................         F-3

                         BATTERY BUSINESS GROUP OF ERC
                         INDEX TO FINANCIAL STATEMENTS

Independent Auditors' Report.........................................................        F-4
Balance Sheets as of October 31, 1997 and July 31, 1998 (unaudited)..................        F-5
Statements of Operations for the years ended October 31, 1996 and 1997 and Nine
 Months ended July 31, 1997 and 1998 (unaudited).....................................        F-6
Statements of Cash Flows for the years ended October 31, 1996 and 1997 and Nine
 Months ended July 31, 1997 and 1998 (unaudited).....................................        F-7
Notes to Financial Statements........................................................        F-8

                          INDEPENDENT AUDITORS' REPORT

The Board of Directors
Evercel, Inc. and
Energy Research Corporation ("ERC")

We have audited the accompanying balance sheet of Evercel, Inc. (a wholly-owned subsidiary of ERC, hereafter referred to as the Company) as of June 30, 1998. This financial statement is the responsibility of the Company's management. Our responsibility is to express an opinion on this financial statement based on our audit.

We conducted our audit in accordance with generally accepted auditing standards. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the balance sheet is free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in that balance sheet. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall balance sheet presentation. We believe that our audit of the balance sheet provides a reasonable basis for our opinion.

In our opinion, the balance sheet referred to above presents fairly, in all material respects, the financial position of Evercel, Inc. as of June 30, 1998 in conformity with generally accepted accounting principles.

Stamford, Connecticut
September 28, 1998

                                 EVERCEL, INC.
                                 BALANCE SHEET
                                 JUNE 30, 1998

Cash................................................................................  $   1,000
                                                                                      ---------
                                                                                      ---------
Common stock, $.01 par value, 3,000 shares authorized, 100 shares issued and
 outstanding........................................................................          1
Additional paid-in capital..........................................................        999
                                                                                      ---------
        Total equity................................................................  $   1,000
                                                                                      ---------
                                                                                      ---------

                             NOTE TO BALANCE SHEET

    Evercel, Inc. was organized on June 22, 1998 under the laws of the State of Delaware as a wholly-owned subsidiary of Energy Research Corporation. The only transaction to date has been the initial capitalization of $1,000. Evercel, Inc. will be used to receive the net assets of the Battery Business Group of ERC in connection with the proposed spin-off by Energy Research Corporation.

                          INDEPENDENT AUDITORS' REPORT

The Board of Directors
Energy Research Corporation ("ERC"):

    We have audited the accompanying balance sheet of the Battery Business Group of ERC (the Company) as of October 31, 1997, and the related statements of operations and cash flows for the years ended October 31, 1996 and 1997. These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these financial statements based on our audits.

    We conducted our audits in accordance with generally accepted auditing standards. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

    In our opinion, the financial statements referred to above present fairly, in all material respects, the financial position of the Battery Business Group of ERC as of October 31, 1997, and the results of its operations and its cash flows for the years ended October 31, 1996 and 1997 in conformity with generally accepted accounting principles.

    The accompanying financial statements have been prepared assuming that the Company will continue as a going concern. As discussed in paragraph 4 of Note 1 to the financial statements, the Company has suffered recurring losses from operations that raise substantial doubt about its ability to continue as a going concern. Management's plans in regard to these matters are also described in paragraph 4 of Note 1. The financial statements do not include any adjustments that might result from the outcome of this uncertainty.

Stamford, Connecticut
September 28, 1998

                         BATTERY BUSINESS GROUP OF ERC

                                 BALANCE SHEETS
                                    ($000'S)

                                                                                          OCTOBER 31,    JULY 31,
                                                                                             1997          1998
                                                                                          -----------  -------------
                                                                                                        (UNAUDITED)
                                         ASSETS

CURRENT ASSETS:
  Cash..................................................................................   $  --             3,100
  Accounts receivable...................................................................          33            20
  Other receivable......................................................................          42        --
                                                                                          -----------        -----
Total current assets....................................................................          75         3,120
                                                                                          -----------        -----

PROPERTY, PLANT AND EQUIPMENT:
  Gross costs...........................................................................       1,160         1,376
  Accumulated depreciation..............................................................         942           873
  Net...................................................................................         218           503
                                                                                          -----------        -----
TOTAL ASSETS............................................................................   $     293         3,623
                                                                                          -----------        -----

                               LIABILITIES AND NET ASSETS

CURRENT LIABILITIES:
  Accrued liabilities...................................................................   $      48            67
  Accounts payable......................................................................          17            47
  Due to ERC............................................................................      --               162
                                                                                          -----------        -----
Total current liabilities...............................................................          65           276
                                                                                          -----------        -----
  Deferred income tax liability.........................................................          13            13
Total liabilities.......................................................................          78           289
Minority interest.......................................................................      --             3,020

Net assets of Battery Business Group of ERC.............................................         215           314
                                                                                          -----------        -----
TOTAL LIABILITIES AND NET ASSETS........................................................   $     293         3,623
                                                                                          -----------        -----
                                                                                          -----------        -----

See accompanying notes to financial statements.

                         BATTERY BUSINESS GROUP OF ERC

                            STATEMENTS OF OPERATIONS
                                    ($000'S)

                                                                                                         NINE MONTHS
                                                                              YEARS ENDED OCTOBER           ENDED
                                                                                      31,                  JULY 31,
                                                                             ----------------------  --------------------
                                                                               1996        1997        1997       1998
                                                                             ---------  -----------  ---------  ---------
                                                                                                         (UNAUDITED)
Revenues:
  Contracts................................................................  $     355         144         128          2
  License fee income.......................................................     --             292         167        419
                                                                             ---------       -----   ---------  ---------

Total revenues.............................................................        355         436         295        421
                                                                             ---------       -----   ---------  ---------

 Cost & expenses:
  Cost of revenues.........................................................        246          98         117         30
  Depreciation & amortization..............................................         34          40          26         37
  Administrative and selling expenses......................................        199         268         180      1,076
  Research & development...................................................        644         897         480      1,283
                                                                             ---------       -----   ---------  ---------
                                                                                 1,123       1,303         803      2,426
                                                                             ---------       -----   ---------  ---------
(Loss) from operations before provision (benefit) for income taxes.........       (768)       (867)       (508)    (2,005)
Provision (benefit) for income taxes.......................................       (261)       (295)       (173)      (682)
                                                                             ---------       -----   ---------  ---------
Net (loss).................................................................  $    (507)       (572)       (335)    (1,323)
                                                                             ---------       -----   ---------  ---------
                                                                             ---------       -----   ---------  ---------

See accompanying notes to financial statements.

                         BATTERY BUSINESS GROUP OF ERC

                            STATEMENTS OF CASH FLOWS

                                    ($000'S)

                                                                                                      NINE MONTHS
                                                                            YEARS ENDED OCTOBER          ENDED
                                                                                    31,                 JULY 31,
                                                                            --------------------  --------------------
                                                                              1996       1997       1997       1998
                                                                            ---------  ---------  ---------  ---------

                                                                                                      (UNAUDITED)
Cash flows from operating activities:
  Net (loss)..............................................................  $    (507) $    (572) $    (335) $  (1,323)
    Depreciation and amortization.........................................         34         40         26         37
    Changes in operating assets and liabilities:
      Accounts receivable.................................................          3          9          3         13
      Other current assets................................................     --            (42)    --             42
      Accounts payable....................................................     --             12          9         30
      Accrued liabilities.................................................         19          1     --             19
      Due to ERC..........................................................     --         --         --            162
                                                                            ---------  ---------  ---------  ---------
        Net cash provided by/(used in) operating activities...............       (451)      (552)      (297)    (1,020)
                                                                            ---------  ---------  ---------  ---------

Cash flows from investing activities--
  Capital expenditures....................................................        (51)      (120)       (90)      (322)
                                                                            ---------  ---------  ---------  ---------
        Net cash provided by/(used in) investing activities...............        (51)      (120)       (90)      (322)

Cash flows from financing activities:
  Sale of minority interest in joint venture..............................     --         --         --          3,020
  Contributions from ERC..................................................        502        672        387      1,422
                                                                            ---------  ---------  ---------  ---------
        Net cash provided by /(used in) financing activities..............        502        672        387      4,442
                                                                            ---------  ---------  ---------  ---------
        Net increase/(decrease) in cash...................................     --         --         --          3,100
Cash, beginning of period.................................................     --         --         --         --
                                                                            ---------  ---------  ---------  ---------
Cash, end of period.......................................................  $  --      $  --      $  --      $   3,100
                                                                            ---------  ---------  ---------  ---------
                                                                            ---------  ---------  ---------  ---------

See accompanying notes to financial statements

--------------------------------------------------------------------------------
--------------------------------------------------------------------------------

    NO DEALER, SALESPERSON OR ANY OTHER PERSON HAS BEEN AUTHORIZED TO GIVE ANY INFORMATION OR TO MAKE ANY REPRESENTATIONS NOT CONTAINED IN THIS PROSPECTUS, AND, IF GIVEN OR MADE, SUCH INFORMATION OR REPRESENTATIONS MUST NOT BE RELIED UPON AS HAVING BEEN AUTHORIZED BY THE COMPANY, OR ANY U.S. UNDERWRITER. THIS PROSPECTUS DOES NOT CONSTITUTE AN OFFER OF ANY SECURITIES OTHER THAN THOSE TO WHICH IT RELATES OR AN OFFER TO SELL, OR A SOLICITATION OF AN OFFER TO BUY, TO ANY PERSON IN ANY JURISDICTION WHERE SUCH AN OFFER OR SOLICITATION WOULD BE UNLAWFUL. NEITHER THE DELIVERY OF THIS PROSPECTUS NOR ANY SALE MADE HEREUNDER SHALL, UNDER ANY CIRCUMSTANCES, CREATE ANY IMPLICATION THAT THE INFORMATION CONTAINED HEREIN IS CORRECT AS OF ANY TIME SUBSEQUENT TO THE DATE HEREOF.

                            ------------------------

                               TABLE OF CONTENTS

Additional Information...............          2
"Safe Harbor" Statement under Private
 Securities Litigation Reform Act of
 1995................................          2
Prospectus Summary...................          3
Summary Financial Data...............          8
Risk Factors.........................          9
The Rights Offering..................         15
Distribution.........................         20
Use of Proceeds......................         24
Dilution.............................         25
Dividend Policy......................         25
Capitalization.......................         25
Management's Discussion and Analysis
 of Financial Condition and Results
 of Operations.......................         26
Business.............................         30
Management...........................         43
Security Ownership of Certain
 Beneficial Owners and Management....         48
Shares Eligible for Future Sale......         49
Description of Securities............         50
Legal Matters........................         53
Experts..............................         53
Index to Financial Statements........        F-1

                                4,128,273 SHARES
                                 EVERCEL, INC.
                                  COMMON STOCK

                             ---------------------

                                   PROSPECTUS

                             ---------------------

                                OCTOBER   , 1998

--------------------------------------------------------------------------------
--------------------------------------------------------------------------------

                                    PART II

                     INFORMATION NOT REQUIRED IN PROSPECTUS

ITEM 24.  INDEMNIFICATION OF DIRECTORS AND OFFICERS

    Article Ninth of the Registrant's Amended and Restated Certificate of Incorporation eliminates the personal liability of directors to the Registrant or its stockholders for monetary damages for breach of fiduciary duty to the full extent permitted by Delaware law. Article VII of the Registrant's Bylaws provides that the Registrant may indemnify its officers and directors to the full extent permitted by the Delaware General Corporation Law. Section 145 of the Delaware General Corporation Law authorizes a corporation to indemnify directors, officers, employees and agents of the corporation if such party acted in good faith in a manner he believed to be in or not opposed to the best interest of the corporation and, with respect to any criminal action or proceeding, had no reasonable cause to believe his conduct was unlawful, as determined in accordance with the Delaware General Corporation Law. Section 145 further provides that indemnification shall be provided if the party in question is successful on the merits or otherwise. The effect of these provisions is to permit such indemnification by the Registrant for liabilities arising under the Securities Act of 1933, as amended (the "Securities Act"). The Registrant also expects to obtain directors and officers liability insurance.

ITEM 25. OTHER EXPENSES OF ISSUANCE AND DISTRIBUTION

    The costs of issuance and distribution which will be borne by the Registrant are as follows:

SEC Registration Fee.............................................  $2,436.00
Nasdaq Filing Fee................................................
Nasdaq Listing Fee...............................................
Blue Sky Fees and Expenses.......................................
Subscription Agent, Transfer Agent and Registrar Fees............
Accounting Fees and Expenses.....................................
Legal Fees and Expenses..........................................
Printing and Engraving...........................................
Miscellaneous....................................................
    Total........................................................

ITEM 26. RECENT SALES OF UNREGISTERED SECURITIES

    None

ITEM 27. EXHIBITS

    Exhibits

EXHIBIT
NUMBER DESCRIPTION                                       PAGE NUMBER
------ -------------------------------------------------------------
  3.1  Amended and Restated Certificate of Incorporation
         of the Company*
  3.2  Restated By-laws of the Company*
  4.1  Form of Specimen Stock Certificate*
  4.2  Form of Subscription Certificate for the Rights*
  5    Opinion of Brown, Rudnick, Freed & Gesmer*
  8    Opinion of Brown, Rudnick, Freed & Gesmer
         regarding Tax Matters*
 10.1  Distribution Agreement between the Company and
         ERC*
 10.2  Services Agreement between the Company and ERC*

EXHIBIT
NUMBER DESCRIPTION                                       PAGE NUMBER
------ -------------------------------------------------------------
 10.3  Transfer and Agency Agreement between the Company
         and ERC*
 10.4  Tax Sharing Agreement between the Company and ERC*
 10.5  Evercel, Inc. 1998 Equity Incentive Plan*
 10.6  Lease between the Company and ERC*
 23.1  Consent of KPMG Peat Marwick LLP**
 23.2  Consent of Brown, Rudnick, Freed & Gesmer
         (contained in Exhibit 5)*
 24    Power of Attorney (contained in the signature page
         to this Registration Statement)**
 27    Financial Data Schedule**

------------------------

 * To be filed by amendment.

** Filed herewith.

ITEM 28. UNDERTAKINGS

    (a) Insofar as indemnification for liabilities arising under the Securities Act may be permitted to directors, officers and controlling persons of the Registrant pursuant to the provisions described under "Item 1.--Indemnification of Directors and Officers" above, or otherwise, the Registrant has been advised that in the opinion of the Securities and Exchange Commission such indemnification is against public policy as expressed in the Securities Act and is, therefore, unenforceable. In the event that a claim for indemnification against such liabilities (other than the payment by the Registrant of expenses incurred or paid by a director, officer or controlling person of the Registrant in the successful defense of any action, suit or proceeding) is asserted by such director, officer or controlling person in connection with the securities being registered, the Registrant will, unless in the opinion of its counsel the matter has been settled by controlling precedent, submit to a court of appropriate jurisdiction the question whether such indemnification by it is against public policy as expressed in the Securities Act and will be governed by the final adjudication of such issue.

                                   SIGNATURES

    In accordance with the requirements of the Securities Act of 1933, the Registrant certifies that it has reasonable grounds to believe that it meets all of the requirements for filing on Form SB-2 and authorized this Registration Statement to be signed on its behalf by the undersigned, in the Town of Danbury, State of Connecticut, on September 29, 1998.

                                EVERCEL, INC.

                                By:             /s/ JERRY D. LEITMAN
                                     -----------------------------------------
                                                  Jerry D. Leitman
                                                Acting President and
                                              Chief Executive Officer

                               POWER OF ATTORNEY

    KNOW ALL MEN BY THESE PRESENTS, that each person whose signature appears below constitutes and appoints Jerry D. Leitman and James D. Gerson his true and lawful attorneys-in-fact and agents, with full power of substitution and resubstitution, for him and in his name, place and stead, in any and all capacities, to sign any or all amendments (including post-effective amendments) to this Registration Statement, and to file the same, with all exhibits thereto and other documents in connection therewith, and, in connection with any registration of additional securities pursuant to Rule 462(b) under the Securities Act of 1933, as amended, to sign any abbreviated registration statement and any and all amendments thereto, and to file the same, with all exhibits thereto and other documents in connection therewith, in each case, with the Securities and Exchange Commission, granting unto said attorneys-in-fact and agents, and each of them, full power and authority to do and perform each and every act and thing requisite and necessary to be done in and about the premises, as fully to all intents and purposes as he might or could do in person, hereby ratifying and confirming all that said attorneys-in-fact and agents, or any of them, or their substitutes, may lawfully do or cause to be done by virtue hereof.

    IN ACCORDANCE WITH THE REQUIREMENTS OF THE SECURITIES ACT OF 1933, THIS REGISTRATION STATEMENT WAS SIGNED BY THE FOLLOWING PERSONS IN THE CAPACITIES AND ON THE DATES STATED.

          SIGNATURE                       TITLE                    DATE
------------------------------  --------------------------  -------------------
     /s/ JERRY D. LEITMAN
------------------------------  Principal Executive         September 29, 1998
       Jerry D. Leitman           Officer and Director

      /s/ LOUIS P. BARTH
------------------------------  Principal Financial and     September 29, 1998
        Louis P. Barth            Accounting Officer

     /s/ BERNARD S.BAKER
------------------------------  Director                    September 29, 1998
       Bernard S. Baker

    /s/ THOMAS L. KEMPNER
------------------------------  Director                    September 29, 1998
      Thomas L. Kempner

     /s/ WILIAM A. LAWSON
------------------------------  Director                    September 29, 1998
       Wiliam A. Lawson

   /s/ WARREN D. BAGATELLE
------------------------------  Director                    September 29, 1998
     Warren D. Bagatelle

  /s/ RICHARD M.H. THOMPSON
------------------------------  Director                    September 29, 1998
    Richard M.H. Thompson

     /s/ JAMES D. GERSON
------------------------------  Director                    September 29, 1998
       James D. Gerson

      /s/ ALLEN CHARKEY
------------------------------  Director                    September 29, 1998
        Allen Charkey